File Nos. 070-09389
                                                                     070-09391
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ------------------------


                               AMENDMENT NO. 1
                                  TO FORM U-1
                                  Application
                                   Under the
                  Public Utility Holding Company Act of 1935

                           ------------------------


                              ROANOKE GAS COMPANY
               519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                (540) 777-4427

                                      and

                              RGC RESOURCES, INC.
               519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                (540) 777-4427

           (Names of companies filing this statement and addresses
                        of principal executive offices)

                           ------------------------


                            John B. Williamson, III
                     President and Chief Executive Officer
                              Roanoke Gas Company
                                      and
                              RGC Resources, Inc.
               519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                (540) 777-3810

                    (Name and address of Agent for Service)

                           ------------------------


                                   Copy to:

                             Faith M. Wilson, Esq.
                            Nicholas C. Conte, Esq.
                      Woods, Rogers & Hazlegrove, P.L.C.
                         First Union Tower, Suite 1400
                           10 South Jefferson Street
                            Roanoke, Virginia 24011
                                (540) 983-7600

     This Amendment No. 1 to Form U-1 Application of Roanoke Gas Company and RGC Resources, Inc. is for the purpose of filing, under Exhibit D-1, copies of all applications to the Virginia State Corporation Commission and the West Virginia Public Service Commission, as follows:

Exhibit D-1(a)    Application of Roanoke Gas Company, Commonwealth Public
                  Service Corporation and Affiliated Interests for approval of transactions under Virginia Code, Title 56, Chapters 4 and 5, with all schedules.

Exhibit D-1(b)    Application of Bluefield Gas Company for approval of
                  transactions under West Virginia Code Section 24-2-12, with all schedules.

      Roanoke Gas and Resources also hereby amend Item 4 of the Form U-1 filed on October 16, 1998 to delete the reference to Chapter 3 (Issuance of Stocks, Bonds, etc.) of Title 56 of the Virginia Code. The proposed merger and reorganization will require the approval of the Virginia State Corporation Commission pursuant to Chapter 4 (Regulation of Relations with Affiliated Interests) and Chapter 5 (Utility Transfers Act) of Title 56 only. Virginia State Corporation Commission approval under Chapter 3 of Title 56 is not required.

                                  SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                          ROANOKE GAS COMPANY



Date: November 2, 1998                    By: s/John B. Williamson, III
                                              ---------------------------------
                                                John B. Williamson, III
                                                President and Chief Executive
                                                Officer




                                          RGC RESOURCES, INC.



Date: November 2, 1998                    By: s/John B. Williamson, III
                                              ---------------------------------
                                                John B. Williamson, III
                                                President and Chief Executive
                                                Officer

                                  EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION


Exhibit D-1(a)    Application of Roanoke Gas Company, Commonwealth Public
                  Service Corporation and Affiliated Interests for approval of transactions under Virginia Code, Title 56, Chapters 4 and 5, with all schedules.

Exhibit D-1(b)    Application of Bluefield Gas Company for approval of
                  transactions under West Virginia Code Section 24-2-12, with all schedules.

                                                                Exhibit D-1(a)

                           COMMONWEALTH OF VIRGINIA
                    BEFORE THE STATE CORPORATION COMMISSION


APPLICATION OF

ROANOKE GAS COMPANY,

COMMONWEALTH PUBLIC
SERVICE CORPORATION,  and                       CASE NO.   PUA 980035

AFFILIATED INTERESTS

For approval of transactions
under Virginia Code, Title 56,
Chapters 4 and 5.


                                  APPLICATION

      Roanoke Gas Company ("Roanoke Gas"), Commonwealth Public Service Corporation ("Commonwealth") and their affiliated interests, hereafter identified (collectively "Applicants"), apply to the Commission for authority to enter into certain transactions, including transactions requiring approval under Virginia Code, Title 56, Chapter 4 (Regulation of Relations with Affiliated Interests, Sections 56-76 through 56-87) and Chapter 5 (Utility Transfers Act, Sections 56-88 through 56-92), in order to effect their merger, the reorganization of their corporate structure and the creation of a holding company. In support of this application, the Applicants represent as follows:
      1. Roanoke Gas, a Virginia public service company, is engaged in the retail distribution and sale of natural gas to approximately 48,600 customers in Roanoke, Virginia and surrounding areas in Virginia. Roanoke Gas' service area includes the cities of Roanoke and

Salem, Virginia and surrounding regions in Virginia, including Roanoke County and portions of Bedford, Botetourt, Franklin and Montgomery counties, Virginia.
      2. Bluefield Gas Company ("Bluefield"), a West Virginia public service corporation, is a wholly owned subsidiary of Roanoke Gas. Bluefield provides natural gas service to approximately 4,100 customers located in and around Bluefield, West Virginia. Bluefield's service area extends from Princeton, West Virginia to the western most city limits of Bluefield, West Virginia.
      3. Bluefield owns all of the issued and outstanding stock of Commonwealth, a Virginia public service corporation, which provides natural gas service to approximately 925 customers in Bluefield, Virginia and surrounding areas in Virginia. Commonwealth's service area includes principally the Town of Bluefield, Virginia and a portion of Tazewell County, Virginia.
      4. Roanoke Gas also owns 100% of the outstanding common stock of Diversified Energy Company ("Diversified"), a Virginia corporation which is not a public utility, which is headquartered in Roanoke, Virginia, and which sells propane and propane related products. Diversified serves approximately 10,500 active propane accounts in southwestern Virginia and southern West Virginia. In addition to propane operations, Diversified maintains a natural gas marketing business that assists large industrial customers in the purchase of natural gas.
      5. Roanoke Gas currently provides managerial and other services, labor and goods to Bluefield and Diversified under agreements approved by this Commission and the West Virginia Public Service Commission.

      6. RGC Resources, Inc. ("Resources"), a Virginia corporation, is a wholly owned subsidiary of Roanoke Gas and was incorporated on July 31, 1998, for the purpose of accomplishing the proposed merger and reorganization. Resources owns all of the outstanding common stock of RGC Acquisition Corp. ("Acquisition"), a Virginia corporation which was formed on August 12, 1998, also for the purpose of accomplishing the proposed merger and reorganization. Neither Resources nor Acquisition owns any utility assets or engages in any business.
      7. Roanoke Gas and Commonwealth, together with Bluefield, Diversified, Resources and Acquisition, intend to accomplish the proposed merger and reorganization by entering into an Agreement and Plan of Merger and Reorganization whereby (i) Roanoke Gas will be merged into Acquisition, with Roanoke Gas as the surviving corporation; (ii) the common stock of Acquisition owned by Resources will be converted into the new common stock of Roanoke Gas;
(iii) the outstanding shares of Roanoke Gas common stock will be converted into the right to receive, on a one-for-one basis, shares of Resources common stock on the merger effective date; (iv) Bluefield, by means of a noncash dividend, will transfer to Roanoke Gas all of the outstanding common stock of Commonwealth; (v) Roanoke Gas, by means of a noncash dividend, will transfer to Resources all of the outstanding common stock of Bluefield and Diversified; and
(vi) Commonwealth will be merged into Roanoke Gas. Following the merger and reorganization, Roanoke Gas, Bluefield and Diversified will each be wholly owned subsidiaries of Resources, and all of the outstanding common stock of Resources will be owned by the former Roanoke Gas shareholders.

      8. Roanoke Gas and Resources have applied to the Securities and Exchange Commission ("SEC") for the necessary approvals under Section 10 of the Public Utility Holding Company Act of 1935 ("PUHCA"). Pursuant to 17 C. F. R. Section
250.2 under PUHCA, Resources intends, upon consummation of the merger and reorganization, to file a claim of exemption as a holding company under Section 3(a)(1) of PUHCA, on the basis that Resources and every public utility subsidiary thereof from which Resources derives, directly or indirectly, any material part of its income are predominately intrastate in character and carry on their business in Virginia, the state in which Resources and every such material subsidiary are organized. The application filed with the SEC on Form U-1 ("SEC Application"), with exhibits, is attached hereto as Schedule A. The Agreement and Plan of Merger and Reorganization is attached as Exhibit B-1 to the SEC Application. For a description of the present corporate structure of Roanoke Gas and its affiliates and the proposed corporate structure following the merger and reorganization, see Exhibit B-2 to the SEC Application.
      9. The proposed restructuring will be in the public interest because it will create a structure which can more effectively address the increased competition in the energy industry, refocus various utility activities, facilitate selective diversification into nonutility businesses, afford further separation between the utility and nonutility businesses and provide additional flexibility for financing. The two primary reasons for restructuring are to better position Roanoke Gas to deal effectively with the competitive environment developing within the energy industry and to best deploy shareholders' capital both inside and outside of the utility industry. These objectives can most effectively be accomplished through the proposed restructuring, as it provides the necessary flexibility required to meet competitive challenges and to diversify while further insulating the utility business from the risks of the nonutility business by segregating the nonutility businesses into separate corporations that will be direct subsidiaries of the holding company and not of Roanoke Gas. Because nonutility businesses of the holding company will be conducted through separate subsidiaries, any liabilities incurred by those subsidiaries will not constitute liabilities of the utility subsidiaries. The corporate separation also insures that all costs of a particular nonutility subsidiary will be charged to that subsidiary and not allocated to any utility subsidiary. Additional discussion of the reasons for the proposed restructuring and the ways in which the public interest will be served may be found in the SEC Application at Item 1.C. (Purpose and Benefits of the Proposed Merger and Reorganization).
      10. All of the other parties to the Agreement and Plan of Merger and Reorganization qualify as "affiliated interests" of both Roanoke Gas and Commonwealth, as that term is defined at Va. Code Section 56-76. For the reasons explained in the preceding paragraph and in the SEC Application, the agreement is in the public interest. Applicants hereby verify that the copy of that agreement attached as Exhibit B-1 to the SEC Application is a true and correct copy, and request approval of the agreement under Va. Code Section 56-77 and 56-84.
      11. Upon completion of the proposed restructuring, Bluefield, Diversified and Resources will each qualify as an "affiliated interest" of Roanoke Gas, as that term is defined at Va. Code Section 56-76. Applicants hereby request approval of the following agreements between Roanoke Gas and its affiliated interests under Va. Code Section 56-77 and 56-84:
          a) Affiliate Agreement Between RGC Resources, Inc. and Roanoke Gas Company that will cover executive, administrative, accounting, public relations, information systems, data processing services, and other services provided by Roanoke Gas to RGC Resources. A copy is attached hereto as Schedule B.
            b) Affiliate Agreement Between Roanoke Gas Company and Bluefield Gas Company that will cover executive, administrative, accounting public relations, information systems, data processing services, and other operational services provided by Roanoke Gas Company to Bluefield Gas Company and executive, administrative service provided by Bluefield Gas to Roanoke Gas. A copy is attached hereto as Schedule C.
            c) Affiliate Agreement Between Roanoke Gas Company and Diversified Energy that will cover executive, administrative, accounting, public relations, information systems, data processing services, and other operational services provided by Roanoke Gas Company to Diversified and executive, administrative, and operational services provided by Diversified to Roanoke Gas. A copy is attached hereto as Schedule D.
      All of the above agreements allow for economies of scale in the operation through shared management and centralized facilities; therefore these agreements are in the public interest, both in the aggregate and individually. A copy of each of the foregoing agreements is attached to this Application as indicated above. Applicants hereby verify that each is a true and correct copy.
      12. Pursuant to the Guidelines promulgated by the State Corporation Commission, Division of Public Utility Accounting, a Transaction Summary under Chapter 4 is attached hereto as Schedule E.
      13. The following elements of the proposed restructuring will involve the acquisition or disposition of control of a public utility, requiring Commission approval under Va. Code Section 56

-88.1, and the acquisition or disposition of control of utility assets or securities, requiring Commission approval under Va. Code Section 56-89.
            1. Roanoke Gas' merger into Acquisition, with Roanoke Gas as the surviving corporation;
            2. the conversion of the common stock of Acquisition into the new common stock of Roanoke Gas;
            3. the conversion of the outstanding shares of Roanoke Gas common stock into the right to receive, on a one-for-one basis, shares of Resources common stock on the merger effective date;
            4. Bluefield's transfer to Roanoke Gas, by means of a noncash dividend, of all of the outstanding common stock of Commonwealth;
            5. Roanoke Gas' transfer to Resources, by means of a noncash dividend, of all of the outstanding common stock of Bluefield and Diversified; and
            6. Commonwealth's merger into Roanoke Gas.
      14. Each of the foregoing transactions is in the public interest, and none will impair or jeopardize the provision of adequate service to the public at just and reasonable rates. The Applicants hereby petition the Commission for authority to acquire and dispose of control of a public utility, and to acquire and dispose of control of utility assets or securities, in order to effect the foregoing transactions and the proposed restructuring in whole, pursuant to Va.Code Section 56-90.
      15. Pursuant to the Guidelines promulgated by the State Corporation Commission, Division of Public Utility Accounting, a Transaction Summary under Chapter 5 is attached hereto as Schedule F.

      16. It is the intent and purpose of this Application to secure all authority and approvals required under Virginia law from the State Corporation Commission in order to effect the proposed restructuring as described in the SEC Application. Applicants hereby request that the Commission provide all such authority and approvals.

      WHEREFORE, Applicants respectfully petition the Commission for all necessary authority, including all necessary approvals under Chapters 4 and 5 of Title 56 of the Virginia Code, in order to effect the propose merger and reorganization.

Respectfully submitted,             ROANOKE GAS COMPANY



                                    By s/John B. Williamson, III
                                         John B. Williamson, III
                                         President and CEO

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Mildred V. Smith, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, John B. Williamson, III, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Mildred V. Smith
                                      Notary Public

My Commission Expires: August 31, 2000



                                    By s/Roger L. Baumgardner
                                         Roger L. Baumgardner
                                         Secretary and Treasurer

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Susan E. Miller, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, Roger L. Baumgardner, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Susan E. Miller
                                      Notary Public

My Commission Expires: April 30, 2001

                                    COMMONWEALTH PUBLIC SERVICE
                                    CORPORATION


                                    By s/John B. Williamson, III
                                         John B. Williamson, III
                                         President and CEO

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Mildred V. Smith, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, John B. Williamson, III, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Mildred V. Smith
                                      Notary Public

My Commission Expires: August 31, 2000


                                    By s/Roger L. Baumgardner
                                         Roger L. Baumgardner
                                         Secretary and Treasurer

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Susan E. Miller, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, Roger L. Baumgardner, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Susan E. Miller
                                      Notary Public

My Commission Expires: April 30, 2001

                                    BLUEFIELD GAS COMPANY


                                    By s/John B. Williamson, III
                                         John B. Williamson, III
                                         President and CEO

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Mildred V. Smith, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, John B. Williamson, III, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Mildred V. Smith
                                      Notary Public

My Commission Expires: August 31, 2000


                                    By s/Roger L. Baumgardner
                                         Roger L. Baumgardner
                                         Secretary and Treasurer

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Susan E. Miller, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, Roger L. Baumgardner, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Susan E. Miller
                                      Notary Public

My Commission Expires: April 30, 2001

                                    DIVERSIFIED ENERGY COMPANY


                                    By s/John B. Williamson, III
                                         John B. Williamson, III
                                         President and CEO

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Mildred V. Smith, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, John B. Williamson, III, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Mildred V. Smith
                                      Notary Public

My Commission Expires: August 31, 2000


                                    By s/Roger L. Baumgardner
                                         Roger L. Baumgardner
                                         Secretary and Treasurer

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Susan E. Miller, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, Roger L. Baumgardner, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Susan E. Miller
                                      Notary Public

My Commission Expires: April 30, 2001

                                    RGC RESOURCES, INC.


                                    By s/John B. Williamson, III
                                         John B. Williamson, III
                                         President and CEO

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Mildred V. Smith, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, John B. Williamson, III, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Mildred V. Smith
                                      Notary Public

My Commission Expires: August 31, 2000


                                    By s/Roger L. Baumgardner
                                         Roger L. Baumgardner
                                         Secretary and Treasurer

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Susan E. Miller, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, Roger L. Baumgardner, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Susan E. Miller
                                      Notary Public

My Commission Expires: April 30, 2001

                                    RGC ACQUISITION, CORP.


                                    By s/John B. Williamson, III
                                         John B. Williamson, III
                                         President and CEO

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Mildred V. Smith, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, John B. Williamson, III, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Mildred V. Smith
                                      Notary Public

My Commission Expires: August 31, 2000


                                    By s/Roger L. Baumgardner
                                         Roger L. Baumgardner
                                         Secretary and Treasurer

COMMONWEALTH OF VIRGINIA            }
CITY OF ROANOKE                     }

      I, Susan E. Miller, Notary Public in and for the state and city aforesaid, hereby certifies that his day appeared before me, Roger L. Baumgardner, who, after being first duly sworn, made oath and said that the matters contained in the foregoing Application and Schedules are true to the best of his knowledge and belief.

      Given under my hand and notarial seal this 19th day of October, 1998.

                                    s/Susan E. Miller
                                      Notary Public

My Commission Expires: April 30, 2001

Michael J. Quinan
WOODS, ROGERS & HAZLEGROVE, P.L.C.
First National Bank Building
823 E. Main Street, Suite 1200
Richmond, VA 23219
804 343-5020

Counsel for Roanoke Gas Company

                                                                    Schedule A


Form U-1 as filed by Roanoke Gas Company and RGC Resources, Inc. with the Securities and Exchange Commission on October 16, 1998.

                                                                    Schedule B

                          AFFILIATE AGREEMENT BETWEEN
                            RGC RESOURCES, INC. AND
                              ROANOKE GAS COMPANY


      THIS AFFILIATE AGREEMENT, made and entered into __________, 1999, by and between RGC RESOURCES, INC., a Virginia corporation (RGC Resources), and ROANOKE GAS COMPANY, a Virginia corporation (Roanoke Gas),
                                  WITNESSETH:
      WHEREAS, RGC Resources is a corporation organized and existing under the laws of the state of Virginia, and is an exempt holding company under PUHCA, with its principal place of business located at 519 Kimball Avenue, Roanoke, Virginia 24030, and owns all of the common stock of Roanoke Gas Company.; and
      WHEREAS, Roanoke Gas Company is a public service corporation organized to provide natural gas service to customers in Roanoke, Virginia and surrounding areas and Bluefield, Virginia and surrounding areas in Virginia with its principal place of business located at 519 Kimball Avenue, Roanoke, Virginia 24030.
      NOW THERFORE, in consideration of the promises and the mutual covenants herein contained, and subject to the terms and conditions herein contained, Roanoke Gas and RGC Resources agree as follows:
      1. Roanoke Gas will provide executive, administrative, accounting, public relations, information systems, data processing services, and other services to RGC Resources; and

      2. RGC Resources and Roanoke Gas agree that expenses of RGC Resources incurred by it on behalf of Roanoke Gas will be assigned to Roanoke Gas and recorded in the accounting records of Roanoke Gas; and
      3. RGC Resources and Roanoke Gas agree that expenses of Roanoke Gas incurred by it on behalf of RGC Resources will be assigned to RGC Resources and recorded in the accounting records of RGC Resources; and
      4. Roanoke Gas will pay dividends to RGC Resources based on the dividend policy and capital structure targets set by the Board of Directors of Roanoke Gas Company.
      5. Either party can terminate this Affiliate Agreement with a 60-day notice to the other party and the approval of the Board of Directors of RGC Resources.
      In WITNESS WHEREOF, Roanoke Gas and RGC Resources have caused this Ageement to be duly executed on the day and year first written above.


            RGC RESOURCES, INC.                 ROANOKE GAS COMPANY


            By                                  By

            Title                               Title

                                                                    Schedule C
                          AFFILIATE AGREEMENT BETWEEN
                            ROANOKE GAS COMPANY AND
                             BLUEFIELD GAS COMPANY


      THIS AFFILIATE AGREEMENT, made and entered into __________, 1999, by and between ROANOKE GAS COMPANY, a Virginia corporation (Roanoke Gas), and BLUEFIELD GAS COMPANY, a West Virginia corporation (Bluefield Gas),
                                  WITNESSETH:
      WHEREAS, Roanoke Gas Company is a public service corporation organized to provide natural gas service to customers in Roanoke, Virginia and surrounding areas in Virginia with its principal place of business located at 519 Kimball Avenue, Roanoke, Virginia 24030.
      WHEREAS, Bluefield Gas is a public service corporation organized to provide natural gas service to customers in Bluefield, West Virginia with its principal place of business located at 4699 East Cumberland Road, P. O. Box 589, Bluefield, West Virginia 24701.
      NOW THERFORE, in consideration of the promises and the mutual covenants herein contained, and subject to the terms and conditions herein contained, Roanoke Gas and Bluefield Gas agree as follows:
      1. Roanoke Gas will provide executive, administrative, accounting, public relations, information systems, data processing services, and other operational services to Bluefield Gas; and
      2. Bluefield Gas may provide, from time to time, administrative and operational services to Roanoke Gas; and

      3. Roanoke Gas and Bluefield Gas agree that expenses incurred by Roanoke Gas on behalf of Bluefield Gas which are identifiable as directly assignable to Bluefield Gas will be directly assigned to Bluefield Gas in Roanoke Gas and Bluefield Gas accounting records.
      4. Roanoke Gas and Bluefield Gas agree that expenses incurred by Bluefield Gas on behalf of Roanoke Gas which are identifiable as directly assignable to Roanoke Gas will be directly assigned to Roanoke Gas in Bluefield Gas and Roanoke Gas accounting records.
      5. Roanoke Gas and Bluefield Gas agree that expenses incurred by Roanoke Gas on behalf of Bluefield Gas which are not identifiable as directly assigned will be allocated to Bluefield Gas and recorded in the accounting records of Roanoke Gas and Bluefield Gas according to Attachment A of this Agreement.
      6. Roanoke Gas and Bluefield Gas agree that expenses incurred by Bluefield Gas on behalf of Roanoke Gas which are not identifiable as directly assigned will be allocated to Roanoke Gas and recorded in the accounting records of Roanoke Gas and Bluefield Gas according to Attachment A of this Agreement.
      7. Either party can terminate this Affiliate Agreement with a 60-day notice to the other party and the approval of the Board of Directors of RGC Resources.
      In WITNESS WHEREOF, Roanoke Gas and Bluefield Gas have caused this Agreement to be duly executed on the day and year first written above.

            ROANOKE GAS COMPANY                 BLUEFIELD GAS COMPANY


            By                                  By

            Title                               Title

                                                                  Attachment A
                                                                  Page 1 of 5

                      AFFILIATE TRANSACTIONS ALLOCATIONS


1. The parties to the attached Affiliates Agreement will individually pay for any directly assigned expenses associated with their operations.

2. Transmission Plant accounts will be directly assigned to the owner of such assets.

3. Distribution Plant accounts 374 through 387 will be directly assigned to the owner of such assets. The resulting allocations to each affiliate for accounts 374 through 387 will, in aggregate, in referred to as the Distribution Plant allocation factors.

4.    LNG plant accounts will be directly assigned to Roanoke Gas Company.

5.    Production Plant accounts will be directly assigned to Roanoke Gas
      Company.

6. Other Plant accounts will be directly assigned to the entity that either owns the asset or which causes the cost to be incurred. Jointly owned other plant assets will be allocated to the affiliates based on the overall Distribution Plant allocation factors.

7. Accumulated Depreciation is unique to each plant account and will follow the assignment to the corresponding plant account.

8. Materials and Supplies accounts are unique to each plant account and will follow the assignment to the corresponding plant account. Jointly owned materials and supplies will be allocated to the affiliates based on the overall Distribution Plant allocation factor.

9. Prepaid Gas and Stored Gas accounts will be directly assigned to the affiliate for which the gas is purchased or stored. However, in the case of the former Commonwealth Public Service, the gas delivered to Bluefield will be allocated between Bluefield Gas and the former Commonwealth Public service based on the ratio of billed volumes.

10. Whenever possible, Working Cash accounts will be directly assigned to each affiliate. Jointly owned working cash which cannot be specifically assigned to an affiliate will be allocated to the affiliates based on the overall Distribution Plant allocation factors.

11. Deferred Income Tax accounts will be directly assigned to the affiliate that owns the asset or liability from which the deferred income tax amount derives.

12. Deferred Investment Tax accounts will be directly assigned to the affiliate that owns the asset from which the deferred investment tax credit was generated.

                                                                   Attachment A
                                                                   Page 2 of 5


13. Supplier Refund and Deferred Gas accounts will be directly assigned to the affiliate for which the gas is refunded or deferred. However, in the case of the former Commonwealth Public Service, the supplier refunds and deferred gas amounts for Bluefield gas will be allocated to the former Commonwealth Public Service based on the ratio of billed volumes.

14.   Customer Deposit accounts will be directly assigned to each affiliate.

15. The results of the allocations for item 3 through 15, above result in an Overall Rate Base allocation factor for each of the affiliates.

16. Gas Cost accounts will be directly assigned to affiliate for which the gas is purchased. However, in the case of the former Commonwealth Public Service, the gas delivered to Bluefield will be allocated between Bluefield Gas and the former Commonwealth Public service based on the ratio of billed volumes.

17. Transmission Operations and Maintenance Expense accounts will be directly assigned to the affiliate owning the corresponding asset. However, in the case of the former Commonwealth Public Service, Bluefield Gas' transmission operations and maintenance expense accounts will be allocated to the former Commonwealth Public Service based on the ratio of billed volumes.

18. Distribution Operating Expense accounts will be allocated to affiliates as follows:
            Account 870 - Supervision and Engineering - will be allocated to each affiliate on the basis of exception time reporting.

            Accounts 871 through 875 - Load Dispatching, Mains and Services Expenses, and Measuring and Regulating Station Expenses will be directly assigned to the owner of the asset for which the expense was incurred.

            Account 878 - Removing and Setting Meters will be directly assigned to the utility for which the meters were removed or set. However, in the case of the former Commonwealth Public Service, Bluefield Gas account 878 will be allocated to the former Commonwealth Public Service based on meter cost.

            Account 879 through 881 - Customer Installation Expense, Maps and Records, and Rents will be directly assigned to each affiliate. However, in the case of the former Commonwealth Public Service, Bluefield Gas accounts 879 through 881 will be allocated to the former Commonwealth Public Service based on the number of customers.

                                                                   Attachment A
                                                                   Page 3 of 5

      The resulting overall Distribution Operating Expense allocations will be known as the Distribution Operating Expense allocation factors.

19. Distribution Maintenance Expense accounts will be directly assigned to each affiliate for which the expense was incurred. However, in the case of the former Commonwealth Public Service, distribution maintenance expense accounts of Bluefield Gas will be allocated to the former Commonwealth Public Service on the basis of the average distribution plant balances.

20. LNG Operations and Maintenance Expense accounts will be directly assigned to Roanoke Gas Company.

21.   Production Expense accounts will be directly assigned to Roanoke Gas
      Company.

22.   Customer Accounts accounts will be allocated to affiliates as follows:
            Account 901 - Supervision will be allocated to each affiliate on the basis of a time study analysis.

            Account 902 - Meter Reading will be directly assigned to each affiliate based on the billings received from the meter reading contractor or the direct charge of time spent. Any jointly incurred meter reading expenses will be allocated to the affiliates for which the expenses were incurred based on the number of customers.

            Accounts 903 and 903.1 - Customer Service Labor and Meals will be allocated to each affiliate on the basis of a time study analysis.

            Account 903.2 - Credit Investigations will be directly assigned to affiliates for which the investigations were performed. However, in the case of the former Commonwealth Public Service, credit investigations charged to Bluefield Gas will be allocated to the former Commonwealth Public service based on the number of customers.

            Accounts 903.3 - Non-pay Turnoff Expenses will be directly assigned to each affiliate.

            Accounts 903.4 - Billing Expenses will be directly assigned to each affiliate based on the charges received from the billing contractor.

            Account 903.5 - Office Expenses will be allocated to each affiliate on the basis of a time study analysis.

                                                                   Attachment A
                                                                   Page 4 of 5

            Accounts 903.6, 903.8, and 904 - Collection Agencies, Collection Expenses, and Uncollectible Accounts unique to each affiliate and will be directly assigned.

            Account 903.7 - Utilities will be directly assigned for property that is separately owned and used by each affiliate. However, utility expenses for joint use facilities will be allocated to each affiliate based on square footage.

            Accounts 903.9, and 905 through 910 - Other Expenses, Miscellaneous Expenses, Customer Service Supervision, and Customer Assistance Expense will be allocated to each affiliate on the basis of a time study analysis.

            Account 911 - Information and Safety Advertising will be directly assigned to each affiliate.

            Account 912 - Miscellaneous Customer Service Expense will be allocated to each affiliate on the basis of a time study analysis.

23.   Sales Expenses will be directly assigned to each affiliate.

24. Administrative and General accounts will be allocated to affiliates as follows:
            Account 920 - Administrative and General Salaries will be allocated on the basis of exception time reporting or a time study analysis.

            Account 921.0 and 921.1 - Officer Expenses and Administrative Assistant Expenses will be allocated to affiliates based on exception time reporting or a time study analysis.

            Account 921.2 - Facility Costs - Operating will be allocated to affiliates on the basis of square footage of space.

            Account 921.3 - Accounting Expenses will be allocated to affiliates based on a time study.

            Account 921.7 - Human Resources Expenses will be allocated to affiliates on the basis of employee count.

            Account 921.8 - Information System Expenses will be allocated to affiliates based on a time study analysis.

            Account 921.9 - Rates and Finance Expenses will be allocated to affiliates based on exception time reporting.

                                                                  Attachment A
                                                                  Page 5 of 5

            Accounts 932.1 and 932.2 - Maintenance of General structures and Improvements and Maintenance of General Plant Office Equipment will be allocated to affiliates on the basis of square footage.

            Account 923.9 - Professional Services will be directly assigned to affiliates. However, any professional services related to information systems will be allocated on the basis of Account 921.8.

                                                                    Schedule D

                          AFFILIATE AGREEMENT BETWEEN
                            ROANOKE GAS COMPANY AND
                          DIVERSIFIED ENERGY COMPANY



      THIS AFFILIATE AGREEMENT, made and entered into__________, 1999, by and between ROANOKE GAS COMPANY, a Virginia corporation (Roanoke Gas), and DIVERSIFIED ENERGY COMPANY, a Virginia nonutility corporation (Diversified),
                                  WITNESSETH:
      WHEREAS, Roanoke Gas Company is a public service corporation organized to provide natural gas service to customers in Roanoke, Virginia and surrounding areas in Virginia with its principal place of business located at 519 Kimball Avenue, Roanoke, Virginia 24030.
      WHEREAS, Diversified is a nonutility corporation organized to sell energy related products and services, primarily propane, in Virginia and West Virginia with its principal place of business located at 519 Kimball Avenue, Roanoke, Virginia 24030.
      NOW THERFORE, in consideration of the promises and the mutual covenants herein contained, and subject to the terms and conditions herein contained, Roanoke Gas and Diversified agree as follows:
      1. Roanoke Gas may provide executive, administrative, accounting, public relations, information systems, data processing services, and other operational services to Diversified; and
      2. Diversified may provide, from time to time administrative and operational services to Roanoke Gas; and

      3. Roanoke Gas and Diversified agree that expenses incurred by Roanoke Gas on behalf of Diversified which are identifiable as directly assignable to Diversified will be directly assigned to Diversified in Roanoke Gas and Diversified accounting records.
      4. Roanoke Gas and Diversified agree that expenses incurred by Diversified on behalf of Roanoke Gas which are identifiable as directly assignable to Roanoke Gas will be directly assigned to Roanoke Gas in Diversified and Roanoke Gas accounting records.
      5. Roanoke Gas and Diversified agree that expenses incurred by Roanoke Gas on behalf of Diversified which are not identifiable as directly assigned will be allocated to Diversified and recorded in the accounting records of Roanoke Gas and Diversified according to Attachment A of this Agreement.
      6. Roanoke Gas and Diversified agree that expenses incurred by Diversified on behalf of Roanoke Gas which are not identifiable as directly assigned will be allocated to Roanoke Gas and recorded in the accounting records of Roanoke Gas and Diversified according to Attachment A of this Agreement.
      7. Either party can terminate this Affiliate Agreement with a 60-day notice to the other party and the approval of the Board of Directors of RGC Resources.
      In WITNESS WHEREOF, Roanoke Gas and Diversified have caused this Agreement to be duly executed on the day and year first written above.

      ROANOKE GAS COMPANY           DIVERSIFIED ENERGY COMPANY


      By                            By

      Title                         Title

                                                                  Attachment A
                                                                  Page 1 of 5


                      AFFILIATE TRANSACTIONS ALLOCATIONS


1. The parties to the attached Affiliates Agreement will individually pay for any directly assigned expenses associated with their operations.

2. Transmission Plant accounts will be directly assigned to the owner of such assets.

3. Distribution Plant accounts 374 through 387 will be directly assigned to the owner of such assets. The resulting allocations to each affiliate for accounts 374 through 387 will, in aggregate, in referred to as the Distribution Plant allocation factors.

4.    LNG plant accounts will be directly assigned to Roanoke Gas Company.

5.    Production Plant accounts will be directly assigned to Roanoke Gas
      Company.

6. Other Plant accounts will be directly assigned to the entity that either owns the asset or which causes the cost to be incurred. Jointly owned other plant assets will be allocated to the affiliates based on the overall Distribution Plant allocation factors.

7. Accumulated Depreciation is unique to each plant account and will follow the assignment to the corresponding plant account.

8. Materials and Supplies accounts are unique to each plant account and will follow the assignment to the corresponding plant account. Jointly owned materials and supplies will be allocated to the affiliates based on the overall Distribution Plant allocation factor.

9. Prepaid Gas and Stored Gas accounts will be directly assigned to the affiliate for which the gas is purchased or stored. However, in the case of the former Commonwealth Public Service, the gas delivered to Bluefield will be allocated between Bluefield Gas and the former Commonwealth Public service based on the ratio of billed volumes.

10. Whenever possible, Working Cash accounts will be directly assigned to each affiliate. Jointly owned working cash which cannot be specifically assigned to an affiliate will be allocated to the affiliates based on the overall Distribution Plant allocation factors.

11. Deferred Income Tax accounts will be directly assigned to the affiliate that owns the asset or liability from which the deferred income tax amount derives.

                                                                  Attachment A
                                                                  Page 2 of 5

12. Deferred Investment Tax accounts will be directly assigned to the affiliate that owns the asset from which the deferred investment tax credit was generated.

13. Supplier Refund and Deferred Gas accounts will be directly assigned to the affiliate for which the gas is refunded or deferred. However, in the case of the former Commonwealth Public Service, the supplier refunds and deferred gas amounts for Bluefield gas will be allocated to the former Commonwealth Public Service based on the ratio of billed volumes.

14.   Customer Deposit accounts will be directly assigned to each affiliate.

15. The results of the allocations for item 3 through 15, above result in an Overall Rate Base allocation factor for each of the affiliates.

16. Gas Cost accounts will be directly assigned to affiliate for which the gas is purchased. However, in the case of the former Commonwealth Public Service, the gas delivered to Bluefield will be allocated between Bluefield Gas and the former Commonwealth Public service based on the ratio of billed volumes.

17. Transmission Operations and Maintenance Expense accounts will be directly assigned to the affiliate owning the corresponding asset. However, in the case of the former Commonwealth Public Service, Bluefield Gas' transmission operations and maintenance expense accounts will be allocated to the former Commonwealth Public Service based on the ratio of billed volumes.

18. Distribution Operating Expense accounts will be allocated to affiliates as follows:
            Account 870 - Supervision and Engineering - will be allocated to each affiliate on the basis of exception time reporting.

            Accounts 871 through 875 - Load Dispatching, Mains and Services Expenses, and Measuring and Regulating Station Expenses will be directly assigned to the owner of the asset for which the expense was incurred.

            Account 878 - Removing and Setting Meters will be directly assigned to the utility for which the meters were removed or set. However, in the case of the former Commonwealth Public Service, Bluefield Gas account 878 will be allocated to the former Commonwealth Public Service based on meter cost.

            Account 879 through 881 - Customer Installation Expense, Maps and Records, and Rents will be directly assigned to each affiliate. However, in the case of the

                                                                  Attachment A
                                                                  Page 3 of 5

            former Commonwealth Public Service, Bluefield Gas accounts 879 through 881 will be allocated to the former Commonwealth Public Service based on the number of customers.

      The resulting overall Distribution Operating Expense allocations will be known as the Distribution Operating Expense allocation factors.

19. Distribution Maintenance Expense accounts will be directly assigned to each affiliate for which the expense was incurred. However, in the case of the former Commonwealth Public Service, distribution maintenance expense accounts of Bluefield Gas will be allocated to the former Commonwealth Public Service on the basis of the average distribution plant balances.

20. LNG Operations and Maintenance Expense accounts will be directly assigned to Roanoke Gas Company.

21.   Production Expense accounts will be directly assigned to Roanoke Gas
      Company.

22.   Customer Accounts accounts will be allocated to affiliates as follows:
            Account 901 - Supervision will be allocated to each affiliate on the basis of a time study analysis.

            Account 902 - Meter Reading will be directly assigned to each affiliate based on the billings received from the meter reading contractor or the direct charge of time spent. Any jointly incurred meter reading expenses will be allocated to the affiliates for which the expenses were incurred based on the number of customers.

            Accounts 903 and 903.1 - Customer Service Labor and Meals will be allocated to each affiliate on the basis of a time study analysis.

            Account 903.2 - Credit Investigations will be directly assigned to affiliates for which the investigations were performed. However, in the case of the former Commonwealth Public Service, credit investigations charged to Bluefield Gas will be allocated to the former Commonwealth Public service based on the number of customers.

            Accounts 903.3 - Non-pay Turnoff Expenses will be directly assigned to each affiliate.

                                                                  Attachment A
                                                                  Page 4 of  5

            Accounts 903.4 - Billing Expenses will be directly assigned to each affiliate based on the charges received from the billing contractor.

            Account 903.5 - Office Expenses will be allocated to each affiliate on the basis of a time study analysis.

            Accounts 903.6, 903.8, and 904 - Collection Agencies, Collection Expenses, and Uncollectible Accounts unique to each affiliate and will be directly assigned.

            Account 903.7 - Utilities will be directly assigned for property that is separately owned and used by each affiliate. However, utility expenses for joint use facilities will be allocated to each affiliate based on square footage.

            Accounts 903.9, and 905 through 910 - Other Expenses, Miscellaneous Expenses, Customer Service Supervision, and Customer Assistance Expense will be allocated to each affiliate on the basis of a time study analysis.

            Account 911 - Information and Safety Advertising will be directly assigned to each affiliate.

            Account 912 - Miscellaneous Customer Service Expense will be allocated to each affiliate on the basis of a time study analysis.

23.   Sales Expenses will be directly assigned to each affiliate.

24. Administrative and General accounts will be allocated to affiliates as follows:
            Account 920 - Administrative and General Salaries will be allocated on the basis of exception time reporting or a time study analysis.

            Account 921.0 and 921.1 - Officer Expenses and Administrative Assistant Expenses will be allocated to affiliates based on exception time reporting or a time study analysis.

            Account 921.2 - Facility Costs - Operating will be allocated to affiliates on the basis of square footage of space.

            Account 921.3 - Accounting Expenses will be allocated to affiliates based on a time study.

                                                                  Attachment A
                                                                  Page 5 of 5

            Account 921.7 - Human Resources Expenses will be allocated to affiliates on the basis of employee count.

            Account 921.8 - Information System Expenses will be allocated to affiliates based on a time study analysis.

            Account 921.9 - Rates and Finance Expenses will be allocated to affiliates based on exception time reporting.

            Accounts 932.1 and 932.2 - Maintenance of General structures and Improvements and Maintenance of General Plant Office Equipment will be allocated to affiliates on the basis of square footage.

            Account 923.9 - Professional Services will be directly assigned to affiliates. However, any professional services related to information systems will be allocated on the basis of Account 921.8.

                                                                    Schedule E
            Application of Roanoke Gas Company, Commonwealth Public Service Corporation, and Affiliated Interests for Approval of Transactions under Virginia Code, Title 56, Chapters 4 and 5.

                        TRANSACTION SUMMARY - CHAPTER 4

1) Describe, in detail, the affiliate relationship among the parties involved.

Response:
      RGC Resources is being established as a holding company with three initial subsidiaries. The three subsidiaries are Roanoke Gas Company, Bluefield Gas Company, and Diversified Energy. RGC Resources will own all of the common stock of each of the three subsidiaries. Roanoke Gas Company is a public service corporation organized to provide natural gas service to customers in Roanoke, Virginia and surrounding areas in Virginia. After restructuring it will also serve the area currently served by Commonwealth Public Service Corporation. Bluefield Gas Company is a public service corporation organized to provide natural gas service to customers in Bluefield, West Virginia. Diversified Energy Company is a nonutility corporation organized to sell energy products and services, primarily propane, in Virginia and West Virginia.

2) Describe the conditions and terms of the agreement, including rights of the parties to cancel and renewability.

Response:
      The terms of the agreement are included in the application and in the attached agreements. Any party to the affiliate agreements can terminate the affiliate agreement, with the approval of the Board of Directors of RGC Resources, who are also the Board of Directors of Roanoke Gas Company.

3) Why does the utility company need or why is the company providing the service(s)/good(s)? What are the current or prior arrangements? Provide specific details.

Response:
            Roanoke Gas Company currently serves as the ultimate parent company for Bluefield Gas Company, Commonwealth Public Service Corporation, and Diversified Energy Company. The public utility owns the assets that provide common or centralized services such as customer billing software, centralized computer services, office space, etc., to the other affiliates. The proposed organization places the primary affiliate relationship with RGC Resources, a holding company, rather than a regulated public service company and serves as an additional means to isolate the regulated business from the nonregulated business.

4) For service(s)/good(s) received, show that the cost of the service(s)/good(s) is at least comparable to the cost if obtained from a non-affiliated entity and/or provided internally, both currently and in the future. For service(s)/good(s) provided, show that the utility is receiving compensation equal to or greater than that received from non-affiliates where such services(s)/good(s) are provided to affiliates and non-affiliates. Where such services(s)/good(s) are provided to affiliates only, such pricing should be at the higher of cost or market. Show that this is true for the proposed arrangement or provide justification as to why the above guideline should not apply.

Response:
      Given the nature of the services provided within the scope of the proposed affiliate transactions, each affiliate will be providing and/or purchasing services from its affiliate at cost. No profit other than return on rate base will be included in the cost. No services will be provided that are not already being provided under previously existing affiliate agreements.


5) How are the associated costs to be charged or allocated? Detailed descriptions must be provided.

Response:
      Allocations of costs to be charged are contained in the attached Affiliates Agreements.

6) Provide assurance through safeguards in place that no unregulated affiliate will be subsidized by the regulated company as a result of the proposed transaction.

Response:
      The attached Affiliates Agreements assure that no unregulated affiliate will be subsidized by the regulated company as a result of the proposed transaction.

7) Provide assurances that the utility is not exposing itself to greater business risk as a result of the proposed arrangement. If the utility is being exposed to a greater degree of business risk, show how the arrangement would be in the public interest in spite of the additional risk exposure.

Response:
      The proposed reorganization is a means to further insulate the utility from business risk of the nonutility affiliates. Because nonutility business of the holding company will be conducted through separate subsidiaries, any liabilities incurred by those subsidiaries will not constitute liabilities of the utility subsidiaries. The corporate separation also insures that all costs of a particular nonutility subsidiary will be charged to that subsidiary and not allocated to any utility subsidiary.

8) Show that the agreement or arrangement is not detrimental to the Virginia ratepayers. How is the transaction in the public interest? Be specific.

Response:
      The proposed reorganization will not be detrimental to Virginia ratepayers. As mentioned in the response to item number 7 above, the proposed holding company structure actually provides for the insulation of customers of Roanoke Gas from the risks of the nonutility businesses. Any detriments which result from the restructuring and consequent segregation of the utility and nonutility businesses will flow to the security holders of RGC Resources and not to Roanoke Gas customers. The proposed holding company structure also is intended to afford the flexibility for maintaining the capital ratios of Roanoke Gas at levels determined to be appropriate by regulatory authorities. This ability to adjust the components of the capital structure of Roanoke Gas will help Roanoke Gas maintain stable utility rates. Furthermore, the holding company structure will facilitate the planning of financings best suited to the particular needs and circumstances of the separate businesses and thus should improve financing alternatives.

9) Provide additional support for the agreement/arrangement. Will the service/contract result in lower operating costs, more efficiencies, economies of scale or better quality service for the utility? Be specific.

Response:
      In addition to the items mentioned in the responses to 7 and 8, above, the Virginia customers will be able to share in the advantages of economies of scale in purchases, shared management, and centralized facilities.

10) Show that the arrangement will not cause the utility to become involved in a long term captive relationship.

Response:
      Any of the requested affiliate relationships can be terminated with the approval of the Board of Directors of RGC Resources, who are also the Board of Directors of Roanoke Gas Company.

11) Costs should be directly assigned where possible. Direct charge allocation should be emphasized for labor and other costs that can be identified with a specific activity. Allocations based on a general allocator should be limited to 5% of total charges if at all possible. If such assignments deviate from the above guidelines, provide justification for such deviation.

Response:
      Complete descriptions of all allocation factors are contained in the attached Affiliate Agreements.

12) Section 56-233.1 of the Code of Virginia states that every public utility shall use competitive bidding, to the extent possible, in its purchasing practices. Show that competitive bidding has been used in connection with the proposed arrangement. Provide names of vendors contacted and prices quoted as well as copies of the bid requests.

Response:
      Given the nature of the affiliate arrangements being proposed, competitive bidding was not available and not appropriate. Moreover, as stated in response to item 4 above, the services provided within the scope of the proposed affiliate transactions will be provided and/or purchased from its affiliate at cost. No profit other than return on rate base will be included in the cost. Because most affiliate transactions are for shared service of centralized management and corporate facilities owned by the utility, no meaningful alternative exists.

13) Relative to leases with affiliates, the utility must justify leasing versus buying as well as leasing from an affiliate versus leasing from a third party. Provide an analysis to support company's proposal.

Response:
      The utility will not be leasing from or to an affiliate.

14) Goods or services provided to an affiliate should be at the tariffed rate. If this is not the case here, explain.

Response:
      It is not anticipated that tariffed service will be provided to affiliates at this time; if tariffed services are ever provided, they will be provided at the tariffed rates.

                                                                    Schedule F

            Application of Roanoke Gas Company, Commonwealth Public Service Corporation, and Affiliated Interests for Approval of Transactions under Virginia Code, Title 56, Chapters 4 and 5.

                        TRANSACTION SUMMARY - CHAPTER 5

1) Provide a copy of the agreement signed by the president or any vice president and the secretary or any assistant secretary of the company.

Response:
      Copies of the Affiliate Agreements are attached to this application.

2)    Provide a clear summarization of the asset(s) in question.

Response:
      There are no assets in question in the requested reorganization. This application relates to transactions in securities.

3) Describe the proposed procedure and the terms and conditions of the transaction to include:

      a)    Historical and current use of the property;

      b)    Proposed use of the property;

      c)    Original cost of the property;

      d) Proposed sales price of the property and method of determining the price; and

      e) Proposed accounting treatment of the transaction as well as current recording on company's books and records.

Response:
      a) All assets of the Companies involved in the proposed transactions have been used to provide natural gas utility service and/or to provide propane sales and delivery to customers in parts of Virginia and West Virginia.

      b) All assets of the Companies involved in the proposed transactions will continue to be used to provide natural gas utility service and/or to provide propane sales and delivery to customers in parts of Virginia and West Virginia.

      c) The original cost of the property in not applicable since the ownership of assets will remain unchanged.

      d)    All assets are valued at the current booked amount.

      e) The transaction will involve the transfer of the equity ownership of Bluefield Gas Company from Roanoke Gas Company to the Holding Company; the transfer of the equity ownership of Commonwealth Public Service Corporation from Bluefield Gas Company to Roanoke Gas Company; and the merger of Commonwealth Public Service Corporation into Roanoke Gas Company. The transactions are straightforward and will involve standard accounting practices for accounting for equity transactions.

4) Provide assurances that adequate service to the public at just and reasonable rates will not be impaired or jeopardized by the proposed transfer.

Response:
      Adequate service to the public at just and reasonable rates will not be impaired or jeopardized by the proposed transfer. Customers of Roanoke Gas Company and Commonwealth Public Service will see no change as a result of the proposed transfer. At the time of the next Roanoke Gas Company rate case or Annual Information Filing, whichever comes first, the Commission and its Staff will have the opportunity to fully audit the combined data of the two utilities. The rates of Commonwealth will be combined with the rates of Roanoke Gas Company during the next Roanoke Gas Company rate case.


5) Show that the sales price was arms-length and that the purchase will result in a direct benefit to customers.

Response:
      The transactions at issue constitute a restructuring, and do not involve a sale or purchase. The direct benefits to customers will be the result of economies of scale through the elimination of separate rate filings, separate AGA and PGA filings, separate Annual Information Filings, and improved gas purchasing power for the combined companies.


6) Provide schedule of plant, book depreciation, and contributed property related to assets to be acquired up to current date (or date of purchase, if acquisition has taken place).

Response:
      A schedule of plant, book depreciation, and contributed property related to assets to be acquired up to current date (or date of purchase, if acquisition has taken place) is not applicable.

7) Provide complete financial statements, to include Balance Sheet, Income Statement and Cash Flow Statement, for the latest twelve-month period and for the last five years.

Response:
      The requested financial statements are included as Attachment 1 to this Transaction Summary.

8)    Are invoices available to verify plant figures? If not, why not?

Response:
      Invoices to verify plant figures are not applicable to the requested transaction.

9) In addition to the items described above, for applications requesting approval of the acquisition/disposition of control, address the anticipated impact of such action on the regulated company's rates and service, capital structure, and access to capital and financial markets. Discuss favorable and unfavorable economic impacts on the State of Virginia to include employee levels, facilities, and services provided. Will an additional investment be required to improve service quality? Provide specific details on improvements needed. Provide the anticipated impact on rates of such improvements currently and for the next ten years.

Response:
      There will be no immediate impact on rates and service, capital structure (except for the simple merger of Roanoke Gas and Commonwealth Public Service) or access to capital and financial markets. In future rate cases, the restructuring will afford continuing use of economies of scale and increased financial flexibility that should result in lower rates and better service. Likewise, there will be no immediate impacts on employee levels, facilities and other interests of the State of Virginia. In the long term, however, the public interest will be served by permitting a strengthened public utility to serve customers, and by separating non-utility businesses and permitting them increased flexibility.


                                                                                                       Attachment 1

September 30, 1997




                                                                       Consolidated
                                                           Roanoke        Bluefield      Highland
                                                               Gas              Gas       Propane
Assets                                                     Company          Company       Company   Eliminations    Consolidated
---------------------------------------------------------------------------------------------------------------------------------

Utility plant:
    In service                                      $   61,043,012        6,183,302             -     (1,636,290)     65,590,024
    Accumulated depreciation and
       amortization                                    (21,983,846)      (2,168,975)            -      1,539,858     (22,612,963)
---------------------------------------------------------------------------------------------------------------------------------
    In service, net                                     39,059,166        4,014,327             -        (96,432)     42,977,061

    Construction work-in-progress                          833,461          254,622             -              -       1,088,083
---------------------------------------------------------------------------------------------------------------------------------

Utility plant, net                                      39,892,627        4,268,949             -        (96,432)     44,065,144
---------------------------------------------------------------------------------------------------------------------------------

Nonutility property:
    Propane                                                      -                -     6,844,133       (209,764)      6,634,369
    Accumulated depreciation and
       amortization                                              -                -    (2,816,185)        275,911     (2,540,274)
---------------------------------------------------------------------------------------------------------------------------------

Nonutility property, net                                         -                -     4,027,948         66,147       4,094,095
---------------------------------------------------------------------------------------------------------------------------------

Investment in subsidiaries                               4,741,686                -             -     (4,741,686)              -
---------------------------------------------------------------------------------------------------------------------------------

Current assets:
    Cash and cash equivalents                               34,316           21,327        60,402              -         116,045
    Accounts receivable, net                             3,328,717          294,114       659,236        (93,083)      4,188,984
    Inventories                                          6,186,842        1,100,969       139,770              -       7,427,581
    Prepaid income taxes                                   227,904                -             -       (220,536)          7,368
    Deferred income taxes                                1,251,684                -        83,280       (127,969)      1,206,995
    Purchased gas adjustments                               70,961          516,496             -              -         587,457
    Other                                                  313,603           17,368        89,703              -         420,674
---------------------------------------------------------------------------------------------------------------------------------

Total current assets                                    11,414,027        1,950,274     1,032,391       (441,588)     13,955,104
---------------------------------------------------------------------------------------------------------------------------------

Other assets                                               413,381           65,534             -              -         478,915















                                                                       Consolidated
                                                            Roanoke       Bluefield       Highland
Liabilities and Stockholders'                                   Gas             Gas        Propane
    Equity                                                  Company         Company        Company   Eliminations     Consolidated
---------------------------------------------------------------------------------------------------------------------------------

Capitalization:
    Stockholders' equity:
         Common stock                               $     7,637,430          49,704        196,421      (246,125)      7,637,430
         Capital in excess of par value                   5,271,667         257,805        215,957      (473,762)      5,271,667
         Retained earnings                                7,687,854       1,735,957      2,317,427    (4,053,384)      7,687,854
         Treasury stock                                           -          (1,300)             -         1,300               -
---------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                           20,596,951       2,042,166      2,729,805    (4,771,971)     20,596,951

    Long-term debt, excluding current
         installments                                    15,779,000       1,300,000              -             -      17,079,000
---------------------------------------------------------------------------------------------------------------------------------

Total capitalization                                     36,375,951       3,342,166      2,729,805    (4,771,971)     37,675,951
---------------------------------------------------------------------------------------------------------------------------------

Current liabilities:
    Current installments of long-term debt                3,130,624          12,500              -             -       3,143,124
    Borrowings under lines of credit                      4,400,000       1,756,000        973,000             -       7,129,000
    Dividends payable                                       397,530               -              -             -         397,530
    Accounts payable                                      4,258,068         537,578        809,785       (93,083)      5,512,348
    Income taxes payable                                          -           2,349        218,187      (220,536)              -
    Deferred income taxes                                         -         127,969              -      (127,969)              -
    Customer deposits                                       371,083          49,011          7,801             -         427,895
    Accrued expenses                                      3,931,351         225,184         77,325             -       4,233,860
    Refunds from suppliers - due customers                  423,892           1,968              -             -         425,860
---------------------------------------------------------------------------------------------------------------------------------

Total current liabilities                                16,912,548       2,712,559      2,086,098      (441,588)     21,269,617
---------------------------------------------------------------------------------------------------------------------------------

Deferred credits and other liabilities:
    Deferred income taxes                                 2,697,567         213,330        235,035             -       3,145,932
    Deferred investment tax credits                         475,655          16,702              -             -         492,357
    Other deferred credits                                        -               -          9,401             -           9,401
---------------------------------------------------------------------------------------------------------------------------------

Total deferred credits and other liabilities              3,173,222         230,032        244,436             -       3,647,690
---------------------------------------------------------------------------------------------------------------------------------




Year Ended September 30, 1997




                                                                      Consolidated
                                                           Roanoke       Bluefield       Highland
                                                               Gas             Gas        Propane
                                                           Company         Company        Company   Eliminations    Consolidated
---------------------------------------------------------------------------------------------------------------------------------

Operating revenues:
    Gas utilities                                   $   51,725,010       6,474,653              -       (357,482)     57,842,181
    Propane operations                                           -               -      7,205,645               -      7,205,645
---------------------------------------------------------------------------------------------------------------------------------

Total operating revenues                                51,725,010       6,474,653      7,205,645       (357,482)     65,047,826
---------------------------------------------------------------------------------------------------------------------------------

Cost of gas:
    Gas utilities                                       34,048,891       4,626,446              -               -     38,675,337
    Propane operations                                           -               -      3,907,568               -      3,907,568
---------------------------------------------------------------------------------------------------------------------------------

Total cost of gas                                       34,048,891       4,626,446      3,907,568               -     42,582,905
---------------------------------------------------------------------------------------------------------------------------------

Operating margin                                        17,676,119       1,848,207      3,298,077       (357,482)     22,464,921
---------------------------------------------------------------------------------------------------------------------------------

Other operating expenses:
    Gas utilities:
         Other operations                                7,420,092         806,908              -       (177,167)      8,049,833
         Maintenance                                     1,223,634         239,130              -               -      1,462,764
         Taxes - general                                 2,135,177         321,222              -               -      2,456,399
         Taxes - income                                    827,084          30,880              -               -        857,964
         Depreciation and amortization                   2,354,078         197,443              -        (17,609)      2,533,912
    Propane operations                                           -               -      2,863,670       (163,044)      2,700,626
---------------------------------------------------------------------------------------------------------------------------------

Total other operating expenses                          13,960,065       1,595,583      2,863,670       (357,820)     18,061,498
---------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                       3,716,054         252,624        434,407             338      4,403,423

Other income (deductions):
    Gas utilities:
         Interest income                                    11,654               -              -         (3,450)          8,204
         Merchandising and jobbing, net                    143,593           3,929              -               -        147,522
         Other deductions                                  (81,013)         (6,473)             -               -        (87,486)
         Taxes - income                                    (37,233)           (319)             -               -        (37,552)
    Propane operations, net                                      -               -        111,841           4,381        116,222
---------------------------------------------------------------------------------------------------------------------------------

Total other income (deductions)                             37,001          (2,863)       111,841             931        146,910
---------------------------------------------------------------------------------------------------------------------------------
Earnings before interest charges and equity
    in earnings of subsidiaries                     $    3,753,055         249,761        546,248           1,269      4,550,333







                                                                       Consolidated
                                                           Roanoke        Bluefield       Highland
                                                               Gas              Gas        Propane
                                                           Company          Company        Company    Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Interest charges:
    Gas utilities:
         Long-term debt                             $    1,637,741          103,257              -              -      1,740,998
         Other                                             339,404          103,347              -         (1,307)       441,444
    Propane operations                                           -                -         61,288         (3,277)        58,011
---------------------------------------------------------------------------------------------------------------------------------

Total interest charges                                   1,977,145          206,604         61,288         (4,584)     2,240,453
---------------------------------------------------------------------------------------------------------------------------------
Earnings before equity in earnings of
    subsidiaries                                         1,775,910           43,157        484,960          5,853      2,309,880

Equity in earnings of subsidiaries                         533,970                -              -       (533,970)             -
---------------------------------------------------------------------------------------------------------------------------------
Net earnings                                             2,309,880           43,157        484,960       (528,117)     2,309,880

Retained earnings, beginning of year                     6,948,623        1,692,800      1,832,467     (3,525,267)     6,948,623
Cash dividends declared                                 (1,570,649)               -              -              -     (1,570,649)
---------------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of year                      $    7,687,854        1,735,957      2,317,427     (4,053,384)     7,687,854
=================================================================================================================================


See accompanying independent auditors' report.



Year Ended September 30, 1997





                                                                       Consolidated
                                                            Roanoke       Bluefield      Highland
                                                                Gas             Gas       Propane
                                                            Company         Company       Company    Eliminations   Consolidated
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Earnings before equity in earnings of
    subsidiaries                                    $    1,775,910          43,157        484,960          5,853      2,309,880
  Adjustments to reconcile earnings before
    equity in earnings of subsidiaries to net
    cash provided by operating activities:
       Depreciation and amortization                     2,508,069         217,491        527,308         (5,853)     3,247,015
       Loss (gain) on disposal of utility plant
         and nonutility property                                 -           1,347         (2,308)             -           (961)
       Loss on sale of other asset                           3,293               -              -              -          3,293
       Write-down of other asset                             4,230               -              -              -          4,230
       Write-off of regulatory assets                      132,523               -              -              -        132,523
       Decrease (increase) in purchased gas
         adjustments                                     1,292,427         (97,294)             -              -      1,195,133
       Changes in assets and liabilities which
         provided (used) cash, exclusive of
         changes shown separately                        1,623,770          25,098       (177,547)             -      1,471,321
---------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating
  activities                                             7,340,222         189,799        832,413              -      8,362,434
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Additions to utility plant in service and
    under construction and nonutility
    property                                            (5,118,473)       (608,106)    (2,326,222)             -     (8,052,801)
  Proceeds from disposal of property                        19,461           2,037         28,596              -         50,094
  Cost of removal of utility plant, net                   (122,378)        (36,477)             -              -       (158,855)
  Proceeds from sale of other asset                        141,969               -              -              -        141,969
---------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities               $   (5,079,421)       (642,546)    (2,297,626)             -     (8,019,593)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                         (Continued)




                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
                                                                Gas              Gas        Propane
                                                            Company          Company        Company    Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Retirement of long-term debt and payments
    on obligations under capital leases             $     (631,923)         (37,500)             -               -      (669,423)
  Net borrowings (repayments) under lines of
    credit                                                (990,000)         493,500        937,000               -       476,500
  Proceeds from issuance of common stock                   882,719                -              -               -       882,719
  Cash dividends paid                                   (1,549,914)               -              -               -    (1,549,914)
---------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing
  activities                                            (2,289,118)         456,000        937,000               -      (860,118)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                              (28,317)           3,253       (492,213)              -      (517,277)

Cash and cash equivalents, beginning of year                62,633           18,074        552,615               -       633,322
---------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year              $       34,316           21,327         60,402               -       116,045
=================================================================================================================================

Changes in assets and liabilities which
  provided (used) cash, exclusive of
  changes show separately:
    Accounts receivable and customer
       deposits, net                                       (43,138)         (31,243)       133,186        (324,871)     (266,066)
    Inventories                                           (115,423)          84,623          5,805               -       (24,995)
    Prepaid income taxes                                    55,280          128,959              -         105,914       290,153
    Other noncurrent assets                                 42,163           41,567              -               -        83,730
    Accounts payable                                       901,980         (266,553)      (379,417)        324,871       580,881
    Income taxes payable                                         -            2,349        103,565        (105,914)            -
    Accrued expenses and other current
       assets, net                                       1,146,216            8,787        (76,844)              -     1,078,159
    Refunds from suppliers - due customers                 403,692           (1,697)             -               -       401,995
    Deferred taxes, including amortization of
       deferred investment tax credits                    (767,000)          58,306         26,757               -      (681,937)
    Other deferred credits                                       -                -          9,401               -         9,401
---------------------------------------------------------------------------------------------------------------------------------

                                                    $    1,623,700           25,098       (177,547)              -     1,471,321
=================================================================================================================================




                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
                                                                Gas              Gas        Propane
                                                            Company          Company        Company   Eliminations   Consolidated
---------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flows information:
    Cash paid during the year for:
       Interest                                     $     1,808,364         206,028          56,085         (4,584)    2,065,893
=================================================================================================================================

       Income taxes, net of refunds                 $     1,576,037        (178,900)        178,815              -     1,575,952
=================================================================================================================================


See accompanying independent auditors' report.




September 30, 1996




                                                                       Consolidated
                                                            Roanoke       Bluefield       Highland
                                                                Gas             Gas        Propane
Assets                                                      Company         Company        Company   Eliminations     Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Utility plant:
    In service                                      $   56,383,086        5,708,109              -     (1,636,290)    60,454,905
    Accumulated depreciation                           (20,284,597)      (2,060,050)             -      1,522,249    (20,822,298)
---------------------------------------------------------------------------------------------------------------------------------
    In service, net                                     36,098,489        3,648,059              -       (114,041)    39,632,507

    Construction work-in-progress                        1,080,817          197,182              -              -      1,277,999
---------------------------------------------------------------------------------------------------------------------------------

Utility plant, net                                      37,179,306        3,845,241              -       (114,041)    40,910,506
---------------------------------------------------------------------------------------------------------------------------------

Nonutility property:
    Propane                                                      -                -      4,613,394       (209,764)     4,403,630
    Accumulated depreciation                                     -                -     (2,358,072)       287,667     (2,070,405)
---------------------------------------------------------------------------------------------------------------------------------

Nonutility property, net                                         -                -      2,255,322         77,903      2,333,225
---------------------------------------------------------------------------------------------------------------------------------

Investment in subsidiaries                               4,207,716                -              -     (4,207,716)             -
---------------------------------------------------------------------------------------------------------------------------------

Current assets:
    Cash and cash equivalents                               62,633           18,074        552,615              -        633,322
    Accounts receivable, net                             3,218,139          264,160        793,062       (417,954)     3,857,407
    Inventories                                          6,071,419        1,185,592        145,575              -      7,402,586
    Prepaid income taxes                                   283,184          128,959              -       (114,622)       297,521
    Deferred income taxes                                  386,424                -         68,162        (75,230)       379,356
    Purchased gas adjustments                            1,363,388          419,202              -              -      1,782,590
    Other                                                  440,620           21,897         17,409              -        479,926
---------------------------------------------------------------------------------------------------------------------------------

Total current assets                                    11,825,807        2,037,884      1,576,823       (607,806)    14,832,708
---------------------------------------------------------------------------------------------------------------------------------

Other assets                                               737,559          107,101              -              -        844,660







---------------------------------------------------------------------------------------------------------------------------------







                                                                       Consolidated
                                                            Roanoke       Bluefield       Highland
Liabilities and Stockholders'                                   Gas             Gas        Propane
    Equity                                                  Company         Company        Company    Eliminations   Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Capitalization:
    Stockholders' equity:
         Common stock                               $     7,379,215          49,704        196,421       (246,125)     7,379,215
         Capital in excess of par value                   4,647,163         257,805        215,957       (473,762)     4,647,163
         Retained earnings                                6,948,623       1,692,800      1,832,467     (3,525,267)     6,948,623
         Treasury stock                                           -          (1,300)             -          1,300              -
---------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                           18,975,001       1,999,009      2,244,845     (4,243,854)    18,975,001

    Long-term debt, excluding current
         maturities                                      18,909,624       1,312,500              -              -     20,222,124
---------------------------------------------------------------------------------------------------------------------------------

Total capitalization                                     37,884,625       3,311,509      2,244,845     (4,243,854)    39,197,125
---------------------------------------------------------------------------------------------------------------------------------

Current liabilities:
    Current maturities of long-term debt                    631,923          37,500              -              -        669,423
    Borrowings under lines of credit                      5,390,000       1,262,500              -              -      6,652,500
    Dividends payable                                       376,795               -              -              -        376,795
    Accounts payable                                      3,356,088         804,131      1,189,202       (417,954)     4,931,467
    Income taxes payable                                          -               -        114,622       (114,622)             -
    Deferred income taxes                                         -          75,230              -        (75,230)             -
    Customer deposits                                       303,643          50,300          8,441              -        362,384
    Accrued expenses                                      2,912,152         220,926         81,875              -      3,214,953
    Refunds from suppliers - due customers                   20,200           3,665              -              -         23,865
---------------------------------------------------------------------------------------------------------------------------------

Total current liabilities                                12,990,801       2,454,252      1,394,140       (607,806)    16,231,387
---------------------------------------------------------------------------------------------------------------------------------

Deferred credits and other liabilities:
    Deferred income taxes                                 2,560,842         206,793        193,160              -      2,960,795
    Deferred investment tax credits                         514,120          17,672              -              -        531,792
---------------------------------------------------------------------------------------------------------------------------------

Total deferred credits and other liabilities              3,074,962         224,465        193,160              -      3,492,587
---------------------------------------------------------------------------------------------------------------------------------



Year Ended September 30, 1996




                                                                       Consolidated
                                                           Roanoke        Bluefield       Highland
                                                               Gas              Gas        Propane
                                                           Company          Company        Company    Eliminations   Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues:
    Gas utilities                                   $   53,842,491        6,501,716              -       (276,800)    60,067,407
    Propane operations                                           -                -      5,703,466              -      5,703,466
---------------------------------------------------------------------------------------------------------------------------------

Total operating revenues                                53,842,491        6,501,716      5,703,466       (276,800)    65,770,873
---------------------------------------------------------------------------------------------------------------------------------

Cost of gas:
    Gas utilities                                       36,094,989        4,668,115              -              -     40,763,104
    Propane operations                                           -                -      2,976,974              -      2,976,974
---------------------------------------------------------------------------------------------------------------------------------

Total cost of gas                                       36,094,989        4,668,115      2,976,974              -     43,740,078
---------------------------------------------------------------------------------------------------------------------------------

Operating margin                                        17,747,502        1,833,601      2,762,492       (276,800)    22,030,795
---------------------------------------------------------------------------------------------------------------------------------

Other operating expenses:
    Gas utilities:
         Other operations                                7,338,842          782,312              -        (64,943)     8,056,211
         Maintenance                                     1,674,242          194,038              -              -      1,868,280
         Taxes - general                                 2,100,584          301,184              -              -      2,401,768
         Taxes - income                                    866,408           97,487              -              -        963,895
         Depreciation and amortization                   2,123,995          188,061              -        (17,609)     2,294,447
    Propane operations                                           -                -      2,606,503       (195,613)     2,410,890
---------------------------------------------------------------------------------------------------------------------------------

Total other operating expenses                          14,104,071        1,563,082      2,606,503       (278,165)    17,995,491
---------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                       3,643,431          270,519        119,989          1,365      4,035,304

Other income (deductions):
    Gas utilities:
         Interest income                                         -              274              -              -            274
         Merchandising and jobbing, net                     88,144           11,190              -              -         99,334
         Other deductions                                 (112,101)          (8,438)             -              -       (120,539)
         Taxes - income                                    (19,650)          (2,836)             -              -        (22,486)
    Propane operations, net                                      -                -        116,669          4,488        121,157
---------------------------------------------------------------------------------------------------------------------------------

Total other income (deductions)                            (43,607)             190        116,669          4,488         77,740
---------------------------------------------------------------------------------------------------------------------------------
Earnings before interest charges and equity
    in earnings of subsidiaries                     $    3,599,824          270,709        236,658          5,853      4,113,044





                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
                                                                Gas              Gas        Propane
                                                            Company          Company        Company    Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Interest charges:
    Gas utilities:
         Long-term debt                             $     1,539,041           82,620              -              -     1,621,661
         Other                                              258,790           33,511              -              -       292,301
    Propane operations                                            -                -          2,410              -         2,410
---------------------------------------------------------------------------------------------------------------------------------

Total interest charges                                    1,797,831          116,131          2,410              -     1,916,372
---------------------------------------------------------------------------------------------------------------------------------
Earnings before equity in earnings of
    subsidiaries                                          1,801,993          154,578        234,248          5,853     2,196,672

Equity in earnings of subsidiaries                          394,679                -              -       (394,679)            -
---------------------------------------------------------------------------------------------------------------------------------
Net earnings                                              2,196,672          154,578        234,248       (388,826)    2,196,672

Retained earnings, beginning of year                      6,243,028        1,538,222      1,598,219     (3,136,441)    6,243,028
Cash dividends declared                                  (1,491,077)               -              -              -    (1,491,077)
---------------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of year                      $     6,948,623        1,692,800      1,832,467     (3,525,267)    6,948,623
=================================================================================================================================



See accompanying independent auditors' report.


Year Ended September 30, 1996





                                                                       Consolidated
                                                           Roanoke        Bluefield       Highland
                                                               Gas              Gas        Propane
                                                           Company          Company        Company    Eliminations   Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Earnings before equity in earnings of
    subsidiaries                                    $    1,801,993          154,578        234,248          5,853      2,196,672
  Adjustments to reconcile earnings before
    equity in earnings of subsidiaries to net
    cash provided by (used in) operating
    activities:
       Depreciation and amortization                     2,268,229          203,769        344,169         (5,853)     2,810,314
       Loss (gain) on disposal of utility plant
         and nonutility property                                 -            2,471         (6,673)             -         (4,202)
       Increase in purchased gas adjustments            (1,349,694)        (669,895)             -              -     (2,019,589)
       Changes in assets and liabilities which
         provided (used) cash, exclusive of
         changes and noncash transactions
         shown separately                               (3,884,318)         (78,832)       354,275              -     (3,608,875)
---------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) operating
  activities                                            (1,163,790)        (387,909)       926,019              -       (625,680)
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Additions to utility plant in service and
    under construction and nonutility
    property                                            (4,281,600)        (580,896)      (677,877)        17,396     (5,522,977)
  Proceeds from disposal of property                        16,076            9,139         34,692        (17,396)        42,511
  Cost of removal of utility plant, net                   (325,140)         (98,081)             -              -       (423,221)
---------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities               $   (4,590,664)        (669,838)      (643,185)             -     (5,903,687)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                         (Continued)


                                                                       Consolidated
                                                            Roanoke       Bluefield       Highland
                                                                Gas             Gas        Propane
                                                            Company         Company        Company    Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Retirement of long-term debt and payments
    on obligations under capital leases             $     (629,415)        (550,000)             -               -    (1,179,415)
  Net borrowings (repayments) under lines of
    credit                                              (7,154,000)       1,551,000       (107,000)              -     8,598,000
  Proceeds from issuance of common stock                   714,234                -              -               -       714,234
  Cash dividends paid                                   (1,473,025)               -              -               -    (1,473,025)
---------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing
  activities                                             5,765,794        1,001,000       (107,000)              -     6,659,794
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                               11,340          (56,747)       175,834               -       130,427

Cash and cash equivalents, beginning of year                51,293           74,821        376,781               -       502,895
---------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year              $       62,633           18,074        552,615               -       633,322
=================================================================================================================================

Changes in assets and liabilities which
  provided (used) cash, exclusive of
  changes show separately:
    Accounts receivable and customer
       deposits, net                                      (576,731)           2,684        (64,240)        291,721      (346,566)
    Inventories                                         (1,821,447)        (167,025)       (66,120)              -    (2,054,592)
    Prepaid income taxes                                  (283,184)        (128,959)             -         114,622      (297,521)
    Accounts payable                                    (1,102,672)         224,080        557,133        (291,721)     (613,180)
    Income taxes payable                                   (49,144)        (234,056)       (78,588)       (114,622)     (476,410)
    Accrued expenses and other current
       assets                                             (149,654)          23,638         14,408               -      (111,608)
    Refunds from suppliers - due customers                (587,575)         (71,411)             -               -      (658,986)
    Other noncurrent assets                                177,796          (16,860)             -               -       160,936
    Deferred taxes, including amortization of
       deferred investment tax credits                     508,293          289,077         (8,318)              -       789,052
---------------------------------------------------------------------------------------------------------------------------------

                                                    $   (3,884,318)         (78,832)       354,275               -    (3,608,875)
=================================================================================================================================



                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
                                                                Gas              Gas        Propane
                                                            Company          Company        Company   Eliminations   Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flows
  information:
    Cash paid during the year for:
       Interest                                     $     1,381,362          110,029          2,410            -       1,493,801
=================================================================================================================================

       Income taxes                                 $       710,093          174,261        263,965            -       1,148,319
=================================================================================================================================

    Noncash transactions:
       Roanoke Gas Company and Bluefield Gas
       Company refinanced $8,000,000 and
       $1,300,000, respectively, of current
       installments of long-term debt and
       borrowings under lines of credit as
       long-term debt (see note 4).

---------------------------------------------------------------------------------------------------------------------------------

See accompanying independent auditors' report.


ROANOKE GAS COMPANY AND SUBSIDIARIES

Consolidating Schedule of Balance Sheet Information

September 30, 1995




                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
                                                                Gas              Gas        Propane
Assets                                                      Company          Company        Company    Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Utility plant:
    In service                                      $    53,090,805        5,379,659              -     (1,636,290)   56,834,174
    Accumulated depreciation                            (18,733,361)      (2,033,695)             -      1,504,640   (19,262,416)
---------------------------------------------------------------------------------------------------------------------------------
    In service, net                                      34,357,444        3,345,964              -       (131,650)   37,571,758

    Construction work-in-progress                           499,427           35,680              -              -       535,107
---------------------------------------------------------------------------------------------------------------------------------

Utility plant, net                                       34,856,871        3,381,644              -       (131,650)   38,106,865
---------------------------------------------------------------------------------------------------------------------------------

Nonutility property:
    Propane                                                       -                -      3,991,397       (209,764)    3,781,633
    Accumulated depreciation                                      -                -     (2,041,765)       299,423    (1,742,342)
---------------------------------------------------------------------------------------------------------------------------------

Nonutility property, net                                          -                -      1,949,637         89,659     2,039,291
---------------------------------------------------------------------------------------------------------------------------------

Investment in subsidiaries                                3,813,037                -              -     (3,813,037)            -
---------------------------------------------------------------------------------------------------------------------------------

Current assets:
    Cash and cash equivalents                                51,293           74,821        376,781              -       502,895
    Accounts receivable, net                              2,591,585          268,299        729,453       (126,233)    3,463,104
    Inventories                                           4,249,972        1,018,567         79,455              -     5,347,994
    Deferred income taxes                                   734,107          188,873         44,752              -       967,732
    Purchased gas adjustments                                13,694                -              -        (13,694)            -
    Other                                                   149,864           23,767          7,559              -       181,190
---------------------------------------------------------------------------------------------------------------------------------

Total current assets                                      7,790,515        1,574,327      1,238,000       (139,927)   10,462,915
---------------------------------------------------------------------------------------------------------------------------------

Other assets                                                915,355           90,241              -              -     1,005,596






---------------------------------------------------------------------------------------------------------------------------------

                                                    $    47,375,778        5,046,212      3,187,632     (3,994,955)   51,614,667
=================================================================================================================================

See accompanying independent auditors' report.


                                                                                                         Schedule 1







                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
Liabilities and Stockholders'                                   Gas              Gas        Propane
    Equity                                                  Company          Company        Company    Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Capitalization:
    Stockholders' equity:
             Common stock                           $     7,162,560           49,704        196,421       (246,125)    7,162,560
             Capital in excess of par value               4,149,584          257,805        215,957       (473,762)    4,149,584
             Retained earnings                            6,243,028        1,538,222      1,598,219     (3,136,441)    6,243,028
             Treasury stock                                       -           (1,300)             -          1,300             -
---------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                           17,555,172        1,844,431      2,010,597     (3,855,028)   17,555,172

    Long-term debt, excluding current
          maturities                                     16,741,547          762,500              -              -    17,504,047
---------------------------------------------------------------------------------------------------------------------------------

Total capitalization                                     34,296,719        2,606,931      2,010,597     (3,855,028)   35,059,219
---------------------------------------------------------------------------------------------------------------------------------

Current liabilities:
    Current maturities of long-term debt                    629,415          550,000              -              -     1,179,415
    Notes payable to banks                                1,036,000          299,000        107,000              -     1,442,000
    Dividends payable                                       358,743                -              -              -       358,743
    Accounts payable                                      4,458,760          580,051        632,069       (126,233)    5,544,647
    Income taxes payable                                     49,144          234,056        193,210              -       476,410
    Customer deposits                                       253,820           51,756          9,071              -       314,647
    Accrued expenses                                      2,771,050          199,158         57,617              -     3,027,825
    Refunds from suppliers - due customers                  607,775           75,076              -              -       682,851
    Purchased gas adjustments                                     -          250,693              -        (13,694)      236,999
---------------------------------------------------------------------------------------------------------------------------------

Total current liabilities                                10,164,707        2,239,790        998,967       (139,927)   13,263,537
---------------------------------------------------------------------------------------------------------------------------------

Deferred credits and other liabilities:
    Deferred income taxes                                 2,362,553          180,849        178,068              -     2,721,470
    Deferred investment tax credits                         551,799           18,642              -              -       570,441
---------------------------------------------------------------------------------------------------------------------------------

Total deferred credits and other liabilities              2,914,352          199,491        178,068              -     3,291,911
---------------------------------------------------------------------------------------------------------------------------------

                                                    $    47,375,778        5,046,212      3,187,632     (3,994,955)   51,614,667
=================================================================================================================================


ROANOKE GAS COMPANY AND SUBSIDIARIES                                                                     Schedule 2

Consolidated Schedule of Earnings and Retained Earnings Information

Year Ended September 30, 1995



                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
                                                                Gas              Gas        Propane
                                                            Company          Company        Company    Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues:
    Gas utilities                                   $    39,230,251        5,055,000              -       (223,514)   44,061,737
    Propane operations                                            -                -      4,550,610         (1,200)    4,549,410
---------------------------------------------------------------------------------------------------------------------------------

Total operating revenues                                 39,230,251        5,055,000      4,550,610       (224,714)   48,611,147
---------------------------------------------------------------------------------------------------------------------------------

Cost of gas:
    Gas utilities                                        23,579,354        3,448,153              -               -   27,027,507
    Propane operations                                            -                -      2,147,776               -    2,147,776
---------------------------------------------------------------------------------------------------------------------------------

Total cost of gas                                        23,579,354        3,448,153      2,147,776               -   29,175,283
---------------------------------------------------------------------------------------------------------------------------------

Operating margin                                         15,650,897        1,606,847      2,402,834       (224,714)   19,435,864
---------------------------------------------------------------------------------------------------------------------------------

Other operating expenses:
    Gas utilities:
         Other operations                                 7,114,487          669,941              -        (57,817)    7,726,611
         Maintenance                                      1,069,629          163,437              -              -     1,233,066
         Taxes - general                                  1,806,196          276,700              -              -     2,082,896
         Taxes - income                                     624,297           87,140              -              -       711,437
         Depreciation and amortization                    1,984,036          167,061              -        (17,609)    2,133,488
    Propane operations                                            -                -      2,173,994       (147,886)    2,026,108
---------------------------------------------------------------------------------------------------------------------------------

Total other operating expenses                           12,598,645        1,364,279      2,173,994       (223,312)   15,913,606
---------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                        3,052,252          242,568        228,840         (1,402)    3,522,258

Other income (deductions):
    Gas utilities:
         Interest income                                     18,272            8,380              -              -        26,652
         Merchandising and jobbing, net                     124,125           (3,650)             -              -       120,475
         Other deductions                                  (135,035)          (7,354)             -              -      (142,389)
         Taxes - income                                     (14,721)             174              -              -       (14,547)
    Propane operations, net                                       -                -        182,203          7,255       189,458
---------------------------------------------------------------------------------------------------------------------------------

Total other income (deductions)                              (7,359)          (2,450)       182,203          7,255       179,649
---------------------------------------------------------------------------------------------------------------------------------
Earnings before interest charges and equity
    in earnings of subsidiaries                     $     3,044,893          240,118        411,043          5,853     3,701,907

                                                                                                                         (Continued)


ROANOKE GAS COMPANY AND SUBSIDIARIES                                                          Schedule 2, Continued

Consolidated Schedule of Earnings and Retained Earnings Information




                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
                                                                Gas              Gas        Propane
                                                            Company          Company        Company    Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Interest charges:
    Gas utilities:
         Long-term debt                             $     1,590,703           89,375              -              -     1,680,078
         Other                                              208,043           23,099              -              -       231,142
    Propane operations                                            -                -         13,447              -        13,447
---------------------------------------------------------------------------------------------------------------------------------

Total interest charges                                    1,798,746          112,474         13,447              -     1,924,667
---------------------------------------------------------------------------------------------------------------------------------
Earnings before equity in earnings of
    subsidiaries                                          1,246,147          127,644        397,596          5,853     1,777,240

Equity in earnings of subsidiaries                          531,093                -              -       (531,093)            -
---------------------------------------------------------------------------------------------------------------------------------
Net earnings                                              1,777,240          127,644        397,596       (525,240)    1,777,240

Retained earnings, beginning of year                      5,881,869        1,410,578      1,300,623     (2,711,201)    5,881,869
Cash dividends                                           (1,416,081)               -       (100,000)       100,000    (1,416,081)
---------------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of year                      $     6,243,028        1,538,222      1,598,219     (3,136,441)    6,243,028
=================================================================================================================================


See accompanying independent auditors' report.


                                                                                                         Schedule 3
ROANOKE GAS COMPANY AND SUBSIDIARIES

Consolidating Schedule of Cash Flows Information

Year Ended September 30, 1995





                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
                                                                Gas              Gas        Propane
                                                            Company          Company        Company    Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Earnings before equity in earnings of
    subsidiaries                                    $     1,246,147          127,644        397,596          5,853     1,777,240
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
       Depreciation and amortization                      2,109,213          182,869        276,899         (5,853)    2,563,128
       Loss on disposal of utility plant and
         nonutility property                                      -            3,500          1,323              -         4,823
       Gain on sale of other asset                                -                -        (67,556)             -       (67,556)
       Decrease in purchased gas adjustments                758,207          173,215              -              -       931,422
       Dividends received                                   100,000                -              -       (100,000)            -
       Changes in assets and liabilities which
         provided (used) cash, exclusive of
         changes and noncash transactions
         shown separately                                 2,713,022          387,979         38,959              -     3,139,960
---------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                 6,926,589          875,207        647,221       (100,000)    8,349,017
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Additions to utility plant in service and
    under construction and nonutility
    property                                             (4,463,672)        (572,032)      (573,588)             -    (5,609,292)
  Proceeds from disposal of property                         58,882                -         11,521              -        70,403
  Cost of removal of utility plant, net                    (116,429)          (6,094)             -              -      (122,253)
  Proceeds from collection of note receivable                     -                -        490,000              -       490,000
---------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities               $    (4,521,219)        (578,126)       (72,067)             -    (5,171,412)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                         (Continued)


                                                                                              Schedule 3, Continued
ROANOKE GAS COMPANY AND SUBSIDIARIES

Consolidating Schedule of Cash Flows Information




                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
                                                                Gas              Gas        Propane
                                                            Company          Company        Company    Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds form issuance of long-term debt          $     2,000,000          700,000              -               -    2,700,000
  Retirement of long-term debt and payments
    on obligations under capital leases                  (1,074,703)         (50,000)             -               -   (1,124,703)
  Net repayments under line of credit
    agreement                                            (2,718,000)        (932,000)      (143,000)              -   (3,793,000)
  Proceeds from issuance of common stock                    773,544                -              -               -      773,544
  Common stock issuance costs                                (4,450)               -              -               -       (4,450)
  Cash dividends paid                                    (1,403,370)               -       (100,000)        100,000   (1,403,370)
---------------------------------------------------------------------------------------------------------------------------------

Net cash used in financing activities                    (2,426,979)        (282,000)      (243,000)        100,000   (2,851,979)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                               (21,609)          15,081        332,154               -      325,626

Cash and cash equivalents, beginning of year                 72,902           59,740         44,627               -      177,269
---------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year              $        51,293           74,821        376,781               -      502,895
=================================================================================================================================

Changes in assets and liabilities which
  provided (used) cash, exclusive of
  changes show separately:
    Accounts receivable and customer
       deposits, net                                       (235,884)         167,768       (181,092)        (55,719)    (304,927)
    Inventories                                             867,995          160,435            (71)              -    1,028,359
    Prepaid income taxes                                    786,596         (295,114)      (230,873)              -      260,609
    Accounts payable                                         29,949           89,879         48,619          55,719      224,166
    Income taxes payable                                     49,144          234,056        193,210               -      476,410
    Accrued expenses and other current
       assets                                             1,664,342          116,938        229,886               -    2,011,166
    Refunds from suppliers - due customers                  122,346           61,607              -               -      183,953
    Other noncurrent assets                                (231,807)         (45,532)             -               -     (277,339)
    Deferred taxes, including amortization of
       deferred investment tax credits                     (227,343)        (102,058)       (20,720)              -     (350,121)
    Other deferred credits                                 (112,316)               -              -               -     (112,316)
---------------------------------------------------------------------------------------------------------------------------------

                                                    $     2,713,022          387,979         38,959               -    3,139,960
=================================================================================================================================

                                                                                                                         (Continued)


                                                                                              Schedule 3, Continued
ROANOKE GAS COMPANY AND SUBSIDIARIES

Consolidating Schedule of Cash Flows Information




                                                                        Consolidated
                                                            Roanoke        Bluefield       Highland
                                                                Gas              Gas        Propane
                                                            Company          Company        Company   Eliminations   Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flows
  information:
    Cash paid during the year for:
       Interest                                     $     1,743,871          110,498         13,447              -     1,867,816
=================================================================================================================================

       Income taxes, net of refunds                 $       142,936          250,082        282,400              -       675,418
=================================================================================================================================

    Noncash transactions:
       A capital lease obligation of $21,119 was incurred in 1995 when Roanoke
       Gas Company entered into an equipment lease.

       A note receivable of $490,000 was received in 1994 by Highland Propane
       Company upon the sale of a building, resulting in a deferred gain of $67,556. The note was paid in full and the deferred gain recognized in 1995.


See accompanying independent auditors' report.


                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                                Consolidating Schedule of Balance Sheet Information

                                                September 30, 1994



                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                    Assets                              Company          Company         Company      Eliminations    Consolidated
                    ------                              -------          -------         -------      ------------     ------------
Utility plant:
    In service                                      $    49,130,292        4,740,736             -     (1,636,290)      52,234,738
    Accumulated depreciation                            (17,071,921)      (1,880,708)            -      1,487,031      (17,465,598)
                                                     --------------  ---------------  -------------  --------------   --------------

             In service, net                             32,058,371        2,860,028             -       (149,259)      34,769,140

    Construction work-in-progress                           365,376          129,858             -              -          495,234
                                                     --------------  ---------------  -------------  --------------   --------------

             Utility plant, net                          32,423,747        2,989,886             -       (149,259)      35,264,374
                                                     --------------  ---------------  -------------  --------------   --------------

Nonutility property:
    Propane                                                       -                -     3,578,103       (209,764)       3,368,339
    Accumulated depreciation                                      -                -    (1,912,316)       311,179       (1,601,137)
                                                     --------------  ---------------  -------------  --------------   --------------

             Nonutility property, net                             -                -     1,665,787        101,415        1,767,202
                                                     --------------  ---------------  -------------  --------------   --------------

Investment in subsidiaries                                3,381,944                -             -     (3,381,944)               -
                                                     --------------  ---------------  -------------  --------------   --------------

Current assets:
    Cash and cash equivalents                                72,902           59,740        44,627              -          177,269
    Accounts receivable, net                              2,375,308          439,042       547,314       (181,952)       3,179,712
    Inventories                                           5,117,967        1,179,002        79,384              -        6,376,353
    Deferred income taxes                                    91,372           60,519         8,400              -          160,291
    Prepaid income taxes                                    786,596                -             -       (525,987)         260,609
    Purchased gas adjustments                               771,901                -             -        (77,478)         694,423
    Other                                                   281,820           18,214       180,923              -          480,957
                                                     --------------  ---------------  -------------  --------------   --------------

             Total current assets                         9,497,866        1,756,517       860,648       (785,417)      11,329,614
                                                     --------------  ---------------  -------------  --------------   --------------

Other assets                                                683,548           44,709       490,000              -        1,218,257




                                                    $    45,987,105        4,791,112     3,016,435     (4,215,205)      49,579,447
                                                     ==============  ===============  =============  ==============   ==============


See accompanying independent auditors' report.


                                                                                                         Schedule 1
                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                                Consolidating Schedule of Balance Sheet Information



                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                  Liabilities                           Company          Company         Company      Eliminations     Consolidated
                  -----------                           -------          -------         -------      ------------     ------------
Capitalization:
    Stockholders' equity:
             Common stock                           $     6,911,715           49,704        196,421       (246,125)       6,911,715
             Capital in excess of par value               3,631,335          257,805        215,957       (473,762)       3,631,335
             Retained earnings                            5,881,869        1,410,578      1,300,623     (2,711,201)       5,881,869
             Treasury stock                                       -           (1,300)             -          1,300                -
                                                     --------------  ---------------  -------------  --------------   --------------
                  Total stockholders' equity             16,424,919        1,716,787      1,713,001     (3,429,788)      16,424,919

    Long-term debt, excluding current
          maturities                                     15,802,400          612,500              -              -       16,414,900
                                                     --------------  ---------------  -------------  --------------   --------------

                  Total capitalization                   32,227,319        2,329,287      1,713,001     (3,429,788)      32,839,819
                                                     --------------  ---------------  -------------  --------------   --------------

Current liabilities:
    Current maturities of long-term debt                    622,146           50,000              -              -          672,146
    Notes payable to banks                                3,754,000        1,231,000        250,000              -        5,235,000
    Dividends payable                                       346,032                -              -              -          346,032
    Accounts payable                                      4,428,811          490,172        583,450       (181,952)       5,320,481
    Customer deposits                                       273,428           54,730          8,024              -          336,182
    Accrued expenses                                      1,238,664           76,667          1,095              -        1,316,426
    Refunds from suppliers - due customers                  485,429           13,469              -              -          498,898
    Accrued income taxes                                          -          295,114        230,873       (525,987)               -
    Purchased gas adjustments                                     -           77,478              -        (77,478)               -
                                                     --------------  ---------------  -------------  --------------   --------------

                  Total current liabilities              11,148,510        2,288,630      1,073,442       (785,417)      13,725,165
                                                     --------------  ---------------  -------------  --------------   --------------

Deferred credits and other liabilities:
    Deferred income taxes                                 1,909,482          153,583        162,436              -        2,225,501
    Deferred investment tax credits                         589,478           19,612              -              -          609,090
    Other deferred credits                                  112,316                -         67,556              -          179,872
                                                     --------------  ---------------  -------------  --------------   --------------

                  Total deferred credits and
                      other liabilities                   2,611,276          173,195        229,992              -        3,014,463
                                                     --------------  ---------------  -------------  --------------   --------------

                                                    $    45,987,105        4,791,112      3,016,435     (4,215,205)      49,579,447
                                                     ==============  ===============  =============  ==============   ==============



                                                                                                         Schedule 2
                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                        Consolidated Schedule of Earnings and Retained Earnings Information

                                           Year Ended September 30, 1994


                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                                                        Company          Company         Company      Eliminations     Consolidated
                                                        -------          -------         -------      ------------     ------------
Operating revenues:
    Gas utilities                                   $    47,401,721        6,309,549              -        (185,963)     53,525,307
    Propane operations                                            -                -      4,675,350          (4,800)      4,670,550
                                                     --------------  ---------------  -------------  --------------   --------------

             Total operating revenues                    47,401,721        6,309,549      4,675,350        (190,763)     58,195,857
                                                     --------------  ---------------  -------------  --------------   --------------

Cost of gas:
    Gas utilities                                        31,589,387        4,520,168              -               -      36,109,555
    Propane operations                                            -                -      2,183,805               -       2,183,805
                                                     --------------  ---------------  -------------  --------------   --------------

             Total cost of gas                           31,589,387        4,520,168      2,183,805               -      38,293,360
                                                     --------------  ---------------  -------------  --------------   --------------

             Operating margin                            15,812,334        1,789,381      2,491,545        (190,763)     19,902,497
                                                     --------------  ---------------  -------------  --------------   --------------

Other operating expenses:
    Gas utilities:
         Other operations                                 7,333,890          624,376              -         (66,273)      7,891,993
         Maintenance                                      1,277,139          210,653              -               -       1,487,792
         Taxes - general                                  1,956,108          439,271              -               -       2,395,379
         Taxes - income                                     535,208          111,234              -               -         646,442
         Depreciation and amortization                    1,814,234          149,047              -         (17,609)      1,945,672
    Propane operations                                            -                -      2,105,694        (107,742)      1,997,952
                                                     --------------  ---------------  -------------  --------------   --------------

             Total other operating expenses              12,916,579        1,534,581      2,105,694        (191,624)     16,365,230
                                                     --------------  ---------------  -------------  --------------   --------------

             Operating earnings                           2,895,755          254,800        385,851             861       3,537,267

Other income (deductions):
    Gas utilities:
         Interest income                                     23,382            1,144              -          (1,619)         22,907
         Merchandising and jobbing, net                      43,096            7,638              -               -          50,734
         Other deductions                                  (118,726)          (5,929)             -               -        (124,655)
         Taxes - income                                       7,804           (2,196)             -               -           5,608
    Propane operations, net                                       -                -         95,191           5,299         100,490
                                                     --------------  ---------------  -------------  --------------   --------------

             Total other income (deductions)                (44,444)             657         95,191           3,680          55,084
                                                     --------------  ---------------  -------------  --------------   --------------

             Earnings before interest charges
               and equity in earnings of
               subsidiaries                         $     2,851,311          255,457        481,042           4,541       3,592,351

                                                                                                                         (Continued)

                                                                                              Schedule 2, Continued
                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                        Consolidated Schedule of Earnings and Retained Earnings Information




                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                                                        Company          Company         Company      Eliminations     Consolidated
                                                        -------          -------         -------      ------------     ------------
Interest charges:
    Gas utilities:
         Long-term debt                             $     1,574,256           41,423              -              -        1,615,679
         Other                                              196,747           46,029              -              -          242,776
    Propane operations                                            -                -         58,110         (1,312)          56,798
                                                     --------------  ---------------  -------------  --------------   --------------

             Total interest charges                       1,771,003           87,452         58,110         (1,312)       1,915,253
                                                     --------------  ---------------  -------------  --------------   --------------

             Earnings before equity in
               earnings of subsidiaries                   1,080,308          168,005        422,932          5,853        1,677,098

Equity in earnings of subsidiaries                          596,790                -              -       (596,790)               -
                                                     --------------  ---------------  -------------  --------------   --------------

             Net earnings                                 1,677,098          168,005        422,932       (590,937)       1,677,098

Retained earnings, beginning of year                      5,559,097        1,242,573        877,691      2,120,264        5,559,097
Cash dividends                                           (1,354,326)               -              -              -       (1,354,326)
                                                     --------------  ---------------  -------------  --------------   --------------

Retained earnings, end of year                      $     5,881,869        1,410,578      1,300,623     (2,711,201)       5,881,869
                                                     ==============  ===============  =============  ==============   ==============


See accompanying independent auditors' report.


                                                                                                         Schedule 3

                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                                 Consolidating Schedule of Cash Flows Information

                                           Year Ended September 30, 1994



                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                                                        Company          Company         Company      Eliminations     Consolidated
                                                        -------          -------         -------      ------------     ------------
Cash flows from operating activities:
  Earnings before equity in earnings of
    subsidiaries                                    $     1,080,308          168,005        422,932         5,853        1,677,098
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
       Depreciation and amortization                      1,915,726          170,883        253,701        (5,853)       2,334,457
       Gain on disposal of assets                                 -                -           (364)            -             (364)
       Decrease in purchased gas adjustments              1,064,572          322,453              -             -        1,387,025
       Decrease in gas cost recoverable from
         customers                                          177,554           41,889              -             -          219,443
       Decrease in gas cost payable to
         suppliers                                         (177,554)         (41,889)             -             -         (219,443)
       Changes in assets and liabilities which
         provided (used) cash, exclusive of
         changes and noncash transactions
         shown separately                                  (476,246)        (314,064)       469,895             -         (320,415)
                                                     --------------  ---------------  -------------  --------------   --------------

               Net cash provided by
                  operating activities                    3,584,360          347,277      1,146,164             -        5,077,801
                                                     --------------  ---------------  -------------  --------------   --------------

Cash flows from investing activities:
  Additions to utility plant in service and
    under construction and nonutility
    property                                             (4,522,216)        (607,361)      (388,698)            -       (5,518,275)
  Proceeds from disposal of property                         27,411              779          5,606             -           33,796
  Cost of removal of utility plant, net                    (172,395)         (12,513)             -             -         (184,908)
                                                     --------------  ---------------  -------------  --------------   --------------

               Net cash used in investing
                  activities                        $    (4,667,200)        (619,095)      (383,092)            -       (5,669,387)
                                                     --------------  ---------------  -------------  --------------   --------------

                                                                                                                         (Continued)


                                                                                              Schedule 3, Continued

                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                                 Consolidating Schedule of Cash Flows Information



                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                                                        Company          Company         Company      Eliminations     Consolidated
                                                        -------          -------         -------      ------------     ------------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt          $     2,000,000                -              -              -       2,000,000
  Retirement of long-term debt                           (1,399,000)         (50,000)    (1,000,000)             -      (2,449,000)
  Payments on obligations under capital
    leases                                                  (21,696)               -              -              -         (21,696)
  Net borrowings (repayments) under line of
    credit agreements                                      (246,000)         231,000        250,000              -         235,000
  Proceeds from issuance of common stock                  1,563,334                -              -              -       1,563,334
  Common stock issuance costs                              (113,850)               -              -              -        (113,850)
  Cash dividends paid                                    (1,330,619)               -              -              -      (1,330,619)
                                                     --------------  ---------------  -------------  --------------   --------------

               Net cash provided by (used in)
                  financing activities                      452,169          181,000       (750,000)             -        (116,831)
                                                     --------------  ---------------  -------------  --------------   --------------

Net increase (decrease) in cash and cash
  equivalents                                              (630,671)         (90,818)        13,072              -        (708,417)

Cash and cash equivalents, beginning of year                703,573          150,558         31,555              -         885,686

Cash and cash equivalents, end of year              $        72,902           59,740         44,627              -         177,269
                                                     ==============  ===============  =============  ==============   ==============

Changes in assets and liabilities which
  provided (used) cash, exclusive of
  changes shown separately:
    Accounts receivable and customer
       deposits, net                                        806,907         (188,393)      (281,864)        62,881         399,531
    Inventories                                            (113,539)         (65,714)         4,145              -        (175,108)
    Prepaid income taxes                                   (207,842)         190,801        174,224              -         157,183
    Accounts payable                                        264,506         (131,545)       367,732        (62,881)        437,812
    Accrued expenses and other current
       assets                                              (405,503)         (25,900)       203,818              -        (227,585)
    Refunds from suppliers - due customers                 (497,216)             611              -              -        (496,605)
    Other noncurrent assets                                (102,161)           4,111              -              -        (116,050)
    Deferred taxes, including amortization of
       deferred investment tax credits                     (203,398)         (98,035)         1,840              -        (299,593)
                                                     --------------  ---------------  -------------  --------------   --------------


                                                    $      (476,246)        (314,064)       469,895              -        (320,415)
                                                     ==============  ===============  =============  ==============   ==============

                                                                                                                         (Continued)


                                                                                              Schedule 3, Continued

                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                                 Consolidating Schedule of Cash Flows Information



                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                                                        Company          Company         Company      Eliminations     Consolidated
                                                        -------          -------         -------      ------------     ------------
Supplemental disclosures of cash flows
  information:
    Cash paid (received) during the year for:

       Interest                                     $     2,166,930           82,852         58,416         (1,619)       2,306,579
                                                     ==============  ===============  =============  ==============   ==============

       Income taxes, net of refunds                 $       938,645           20,665         63,004              -        1,022,314
                                                     ==============  ===============  =============  ==============   ==============


    Noncash transactions:

       A capital lease obligation of $7,925 was incurred in 1994 when Roanoke Gas
       Company entered into an equipment lease.

       A note receivable of $490,000 was
       received in 1994 by Highland Propane
       Company upon the sale of a building,
       resulting in a deferred gain of $67,556.

       A regulatory asset of $20,484 and a
       regulatory liability of $112,316 were
       recorded in 1994 by Bluefield Gas
       Company and Roanoke Gas Company,
       respectively, via adjustment of the
       deferred income tax liability upon
       adoption of Statement 109.



                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                                Consolidating Schedule of Balance Sheet Information

                                                September 30, 1993



                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                    Assets                              Company          Company         Company      Eliminations     Consolidated
                    ------                              -------          -------         -------      ------------     ------------
Utility plant:
    In service                                      $    45,080,965        4,159,812              -     (1,636,290)      47,604,487
    Accumulated depreciation                            (15,930,809)      (1,757,878)             -      1,469,422      (16,219,265)
                                                     --------------  ---------------  -------------  --------------   --------------

             In service, net                             29,150,156        2,401,934              -       (166,868)      31,385,222

    Construction work-in-progress                           514,192          139,740              -              -          653,932
                                                     --------------  ---------------  -------------  --------------   --------------

             Utility plant, net                          29,664,348        2,541,674              -       (166,868)      32,039,154
                                                     --------------  ---------------  -------------  --------------   --------------

Nonutility property:
    Propane                                                       -                -      3,688,092       (209,764)       3,478,328
    Accumulated depreciation                                      -                -     (1,729,616)       322,935       (1,406,681)
                                                     --------------  ---------------  -------------  --------------   --------------

             Nonutility property, net                             -                -      1,958,476        113,171        2,071,647
                                                     --------------  ---------------  -------------  --------------   --------------

Investment in subsidiaries                                2,785,154                -              -     (2,785,154)               -
                                                     --------------  ---------------  -------------  --------------   --------------

Current assets:
    Cash                                                    703,573          150,558         31,555              -          885,686
    Accounts receivable, net                              3,152,671          250,269        265,837       (119,071)       3,549,706
    Gas cost recoverable from customers                     177,554           41,889              -              -          219,443
    Inventories                                           5,004,428        1,113,288         83,529              -        6,201,245
    Deferred income taxes                                         -                -          9,505         (9,505)               -
    Prepaid income taxes                                    578,754                -              -       (160,962)         417,792
    Purchased gas adjustments                             1,836,473          244,975              -              -        2,081,448
    Other                                                   279,017           21,799        400,068              -          700,884
                                                     --------------  ---------------  -------------  --------------   --------------

             Total current assets                        11,732,470        1,822,778        790,494       (289,538)      14,056,204
                                                     --------------  ---------------  -------------  --------------   --------------

Other assets                                                563,387           28,336              -              -          591,723




                                                    $    44,745,359        4,392,788      2,748,970     (3,128,389)      48,758,728
                                                     ==============  ===============  =============  ==============   ==============


See accompanying independent auditors' report.


                                                                                                         Schedule 1
                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                                Consolidating Schedule of Balance Sheet Information



                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                  Liabilities                           Company          Company         Company      Eliminations     Consolidated
                  -----------                           -------          -------         -------      ------------     ------------
Capitalization:
    Stockholders' equity:
             Common stock                           $     3,223,255           49,704        196,421       (246,125)       3,223,255
             Capital in excess of par value               5,870,311          257,805        215,957       (473,762)       5,870,311
             Retained earnings                            5,559,097        1,242,573        877,691     (2,120,264)       5,559,097
             Treasury stock                                       -           (1,300)             -          1,300                -
                                                     --------------  ---------------  -------------  --------------   --------------
                  Total stockholders' equity             14,652,663        1,548,782      1,290,069     (2,838,851)      14,652,663

    Long-term debt, excluding current
          maturities                                     14,867,999          662,500      1,000,000              -       16,530,499
                                                     --------------  ---------------  -------------  --------------   --------------

                  Total capitalization                   29,520,662        2,211,282      2,290,069     (2,838,851)      31,183,162
                                                     --------------  ---------------  -------------  --------------   --------------

Current liabilities:
    Current maturities of long-term debt                    969,318           50,000              -              -        1,019,318
    Notes payable                                         4,000,000        1,000,000              -              -        5,000,000
    Gas cost payable to suppliers                           177,554           41,889              -              -          219,443
    Dividends payable                                       322,325                -              -              -          322,325
    Accounts payable                                      4,164,305          621,717        215,718       (119,071)       4,882,669
    Customer deposits                                       243,884           54,350          8,411              -          306,645
    Accrued expenses                                      1,641,364          106,152         16,422              -        1,763,938
    Refunds from suppliers - due customers                  982,645           12,858              -              -          995,503
    Accrued income taxes                                          -          104,313         56,649       (160,962)               -
    Deferred income taxes                                   276,389           57,981              -         (9,505)         324,865
                                                     --------------  ---------------  -------------  --------------   --------------

                  Total current liabilities              12,777,784        2,049,260        297,200       (289,538)      14,834,706
                                                     --------------  ---------------  -------------  --------------   --------------

Deferred credits and other liabilities:
    Deferred income taxes                                 1,822,373          111,664        161,701              -        2,095,738
    Deferred investment tax credits                         624,540           20,582              -              -          645,122
                                                     --------------  ---------------  -------------  --------------   --------------

                  Total deferred credits and
                      other liabilities                   2,446,913          132,246        161,701              -        2,740,860
                                                     --------------  ---------------  -------------  --------------   --------------

                                                    $    44,745,359        4,392,788      2,748,970     (3,128,389)      48,758,728
                                                     ==============  ===============  =============  ==============   ==============



                                                                                                         Schedule 2
                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                        Consolidated Schedule of Earnings and Retained Earnings Information

                                           Year Ended September 30, 1993


                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                                                        Company          Company         Company      Eliminations     Consolidated
                                                        -------          -------         -------      ------------     ------------
Operating revenues:
    Gas utilities                                   $    47,713,131        5,978,958              -       (186,570)      53,505,519
    Propane operations                                            -                -      4,214,960         (4,800)       4,210,160
                                                     --------------  ---------------  -------------  --------------   --------------

             Total operating revenues                    47,713,131        5,978,958      4,214,960       (191,370)      57,715,679
                                                     --------------  ---------------  -------------  --------------   --------------

Cost of gas:
    Gas utilities                                        32,904,886        4,349,410              -              -       37,254,296
    Propane operations                                            -                -      2,164,353              -        2,164,353
                                                     --------------  ---------------  -------------  --------------   --------------

             Total cost of gas                           32,904,886        4,349,410      2,164,353              -       39,418,649
                                                     --------------  ---------------  -------------  --------------   --------------

             Operating margin                            14,808,245        1,629,548      2,050,607       (191,370)      18,297,030
                                                     --------------  ---------------  -------------  --------------   --------------

Other operating expenses:
    Gas utilities:
         Other operations                                 6,586,221          615,880              -        (75,704)       7,126,397
         Maintenance                                      1,279,408          197,981              -              -        1,477,389
         Taxes - general                                  1,859,689          389,845              -              -        2,249,534
         Taxes - income                                     543,576           95,476              -              -          639,052
         Depreciation and amortization                    1,656,863          126,842              -        (17,609)       1,766,096
    Propane operations                                            -                -      1,907,203       (103,910)       1,803,293
                                                     --------------  ---------------  -------------  --------------   --------------

             Total other operating expenses              11,925,757        1,426,024      1,907,203       (197,223)      15,061,761
                                                     --------------  ---------------  -------------  --------------   --------------

             Operating earnings                           2,882,488          203,524        143,404          5,853        3,235,269

Other income and deductions:
    Gas utilities:
         Interest income                                      4,785              488              -         (1,206)           4,067
         Merchandising and jobbing, net                     136,531            8,574              -              -          145,105
         Other deductions                                  (110,147)          (5,199)             -              -         (115,346)
         Taxes - income                                     (19,253)          (1,396)             -              -          (20,649)
    Propane operations, net                                       -                -         16,267              -           16,267
                                                     --------------  ---------------  -------------  --------------   --------------

             Total other income and
               deductions                                    11,916            2,467         16,267         (1,206)          29,444
                                                     --------------  ---------------  -------------  --------------   --------------

             Earnings before interest charges
               and equity in earnings of
               subsidiaries                               2,894,404          205,991        159,671          4,647        3,264,713

                                                                                                                         (Continued)

                                                                                             Schedule 2 (Continued)
                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                        Consolidated Schedule of Earnings and Retained Earnings Information



                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                                                        Company          Company         Company      Eliminations     Consolidated
                                                        -------          -------         -------      ------------     ------------
Interest charges:
    Gas utilities:
         Long-term debt                             $     1,558,703           14,173              -              -        1,572,876
         Other                                              153,134           49,415              -           (767)         201,782
    Propane operations                                            -                -         49,158           (439)          48,719
                                                     --------------  ---------------  -------------  --------------   --------------

             Total interest charges                       1,711,837           63,588         49,158         (1,206)       1,823,377
                                                     --------------  ---------------  -------------  --------------   --------------

             Earnings before equity in
               earnings of subsidiaries                   1,182,567          142,403        110,513          5,853        1,441,336

Equity in earnings of subsidiaries                          258,769                -              -       (258,769)               -
                                                     --------------  ---------------  -------------  --------------   --------------
             Net earnings                                 1,441,336          142,403        110,513       (252,916)       1,441,336

Retained earnings, beginning of year                      5,399,557        1,170,434        907,178     (2,077,612)       5,399,557
Cash dividends                                           (1,281,796)         (70,264)      (140,000)       210,264       (1,281,796)
                                                     --------------  ---------------  -------------  --------------   --------------

Retained earnings, end of year                      $     5,559,097        1,242,573        877,691     (2,120,264)       5,559,097
                                                     ==============  ===============  =============  ==============   ==============


                                                                                                         Schedule 3

                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                                 Consolidating Schedule of Cash Flows Information

                                           Year Ended September 30, 1993




                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                                                        Company          Company         Company      Eliminations     Consolidated
                                                        -------          -------         -------      ------------     ------------
Cash flows from operating activities:
  Earnings before equity in earnings of
    subsidiaries                                    $     1,182,567          142,403        110,513          5,853        1,441,336
  Adjustments to reconcile net earnings to net
    cash provided by (used in) operating
    activities:
       Depreciation and amortization                      1,741,743          152,713        257,957         (5,853)       2,146,560
       (Gain) loss on disposal of assets                          -            1,678         (8,468)             -           (6,790)
       (Increase) decrease in purchased gas
         adjustments                                        (18,806)        (323,563)             -              -         (342,369)
       Decrease in gas cost recoverable from
         customers                                            3,150            3,036              -              -            6,186
       Decrease in gas cost payable to
         suppliers                                           (3,150)          (3,036)             -              -           (6,186)
       Dividends received                                   210,264                -              -       (210,264)               -
       Changes in assets and liabilities which
         provided (used) cash, exclusive of
         changes and noncash transactions
         shown separately                                   113,438         (208,401)      (155,529)             -         (250,492)
                                                     --------------  ---------------  -------------  --------------   --------------

               Total adjustments                          2,046,639         (377,573)        93,960       (216,117)       1,546,909
                                                     --------------  ---------------  -------------  --------------   --------------

               Net cash provided by (used in)
                  operating activities                    3,229,206         (235,170)       204,473       (210,264)       2,988,245
                                                     --------------  ---------------  -------------  --------------   --------------

Cash flows from investing activities:
  Additions to utility plant in service and
    under construction and nonutility
    property                                             (2,998,798)        (511,991)      (284,712)             -       (3,795,501)
  Proceeds from disposal of property                         15,336            6,951         18,899              -           41,186
  Cost of removal of utility plant, net                    (117,601)         (28,217)             -              -         (145,818)
                                                     --------------  ---------------  -------------  --------------   --------------

               Net cash used in investing
                  activities                             (3,101,063)        (533,257)      (265,813)             -       (3,900,133)
                                                     --------------  ---------------  -------------  --------------   --------------



                                                                                             Schedule 3 (Continued)

                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                                 Consolidating Schedule of Cash Flows Information


                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                                                        Company          Company         Company      Eliminations     Consolidated
                                                        -------          -------         -------      ------------     ------------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt                        -          500,000             -               -          500,000
  Retirement of long-term debt                             (949,000)         (50,000)            -               -         (999,000)
  Payments on obligations under capital
    lease                                                    (1,637)               -             -               -           (1,637)
  Net borrowings under line of credit
    agreements                                              800,000          500,000             -               -        1,300,000
  Proceeds from issuance of common stock                    316,793                -             -               -          316,793
  Cash dividends paid                                    (1,276,952)         (70,264)     (140,000)        210,264       (1,276,952)
                                                     --------------  ---------------  -------------  --------------   --------------

               Net cash provided by (used in)
                  financing activities                   (1,110,796)         879,736      (140,000)        210,264         (160,796)
                                                     --------------  ---------------  -------------  --------------   --------------

Net increase (decrease) in cash and cash
  equivalents                                              (982,653)         111,309      (201,340)              -       (1,072,684)

Cash and cash equivalents, beginning of year              1,686,226           39,249       232,895               -        1,958,370

Cash and cash equivalents, end of year                      703,573          150,558        31,555               -          885,686
                                                     ==============  ===============  =============  ==============   ==============

Changes in assets and liabilities which
  provided (used) cash, exclusive of
  changes shown separately:
    Accounts receivable and customer
       deposits, net                                       (571,456)         (57,880)      196,874         (28,856)        (461,318)
    Inventories                                          (1,886,676)        (248,664)       50,643               -       (2,084,697)
    Prepaid income taxes                                    713,801          (29,388)      (17,762)              -          666,651
    Accounts payable                                      1,309,975           74,652         1,532          28,856        1,415,015
    Accrued expenses and other current
       assets                                               169,584          (58,961)     (381,631)              -         (271,008)
    Refunds from suppliers - due customers                  408,901           13,768             -               -          422,669
    Other noncurrent assets                                  (7,527)         (24,888)            -               -          (32,415)
    Deferred taxes, including amortization of
       deferred investment tax credits                      (23,164)         122,960        (5,185)              -           94,611
                                                     --------------  ---------------  -------------  --------------   --------------


                                                    $       113,438         (208,401)     (155,529)              -         (250,492)
                                                     ==============  ===============  =============  ==============   ==============


See accompanying independent auditors' report.

                                                                                             Schedule 3 (Continued)

                                       ROANOKE GAS COMPANY AND SUBSIDIARIES

                                 Consolidating Schedule of Cash Flows Information



                                                                      Consolidated
                                                        Roanoke         Bluefield       Highland
                                                          Gas              Gas           Propane
                                                        Company          Company         Company      Eliminations     Consolidated
                                                        -------          -------         -------      ------------     ------------
Supplemental disclosures of cash flows
  information:

    Cash paid (received) during the year for:
       Interest                                     $    1,698,126           65,240         49,158         (1,206)       1,811,318
       Income taxes, net of refunds                       (127,808)           3,300         93,673              -          (30,835)


    Noncash transactions:
       A capital lease obligation of $114,954 was incurred when Roanoke Gas Company entered into an equipment lease.


                                                                Exhibit D-1(b)

      PUBLIC SERVICE COMMISSION
      OF WEST VIRGINIA
      CHARLESTON

CASE NO. 98-1304-G-PC

BLUEFIELD GAS COMPANY
      Application for approval of transactions under W. Va. Code Section 24-2-12


                      APPLICATION OF BLUEFIELD GAS COMPANY
                          FOR APPROVAL OF TRANSACTIONS
                        UNDER W. VA. CODE SECTION 24-2-12


            Bluefield Gas Company ("Bluefield Gas") applies to the Commission for consent and approval to enter into certain transactions under W. Va. Code
Section 24-2-12 in order to effect the reorganization of its corporate structure for purposes of creating a holding company and to enter into certain agreements with affiliates. In support of this Application, Bluefield Gas represents the following:
            1. Bluefield Gas, a West Virginia public service company, is engaged in the retail distribution and sale of natural gas to approximately 4,100 customers in Bluefield, West Virginia. Bluefield's service area extends from Princeton, West Virginia to the western most city limits of Bluefield, West Virginia.
            2. Bluefield Gas is a wholly owned subsidiary of Roanoke Gas Company ("Roanoke Gas").
            3. Bluefield owns all of the issued and outstanding stock of Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation, which provides natural gas service to approximately 925 customers in Bluefield, Virginia and surrounding areas in Virginia. Commonwealth's service area includes principally the Town of Bluefield, Virginia and a portion of Tazewell County, Virginia.
            4. Roanoke Gas also owns 100% of the outstanding common stock of Diversified Energy Company ("Diversified"), a Virginia corporation which is not a public utility, which is headquartered in Roanoke, Virginia, and which sells propane and propane related products. Diversified serves approximately 10,500 active propane accounts in southwestern Virginia and southern West Virginia. In addition to propane operations, Diversified maintains a natural gas marketing business that assists large industrial customers in the purchase of natural gas.
            5. Roanoke Gas currently provides managerial and other services, labor and goods to Bluefield under agreements approved by this Commission and the Virginia State Corporation Commission.
            6. RGC Resources, Inc. ("Resources"), a Virginia corporation, is a wholly owned subsidiary of Roanoke Gas and was incorporated on July 31, 1998, for the purpose of accomplishing the proposed merger and reorganization. Resources owns all of the outstanding common stock of RGC Acquisitions, Inc.("Acquisition"), a Virginia corporation which was formed on August 12, 1998, also for the purpose of accomplishing the proposed merger and reorganization. Neither Resources nor Acquisitions owns any utility assets or engages in any business.
            7. Roanoke Gas, Bluefield, Resources and Acquisition intend to accomplish the proposed merger and reorganization by entering into an Agreement and Plan of Merger and

Reorganization whereby (i) Roanoke Gas will be merged into Acquisition, with Roanoke Gas as the surviving corporation; (ii) the common stock of Acquisition owned by Resources will be converted into the new common stock of Roanoke Gas;
(iii) the outstanding shares of Roanoke Gas common stock will be converted into the right to receive, on a one-for-one basis, shares of Resources common stock on the merger effective date; (iv) Bluefield, by means of a noncash dividend, will transfer to Roanoke Gas all of the outstanding common stock of Commonwealth; (v) Roanoke Gas, by means of a noncash dividend, will transfer to Resources all of the outstanding common stock of Bluefield and Diversified; and
(vi) Commonwealth will be merged into Roanoke Gas. Following the merger and reorganization, Roanoke and Bluefield will each be wholly owned subsidiaries of Resources, and all of the outstanding common stock of Resources will be owned by the former Roanoke Gas shareholders.
            8. Roanoke Gas and Resources have applied to the Securities and Exchange Commission ("SEC") for the necessary approvals under Section 10 of the Public Utility Holding Company Act of 1935 ("PUCHA"). Pursuant to 17 C.F.R.
Section 250.2 under PUHCA, Resources intends, upon consummation of the merger and reorganization, to file a claim of exemption as a holding company under
Section 3(a)(1) of PUCHA, on the basis that Resources and every public utility subsidiary thereof from which Resources derives, directly or indirectly, any material part of its income are predominately intrastate in character and carry on their business in Virginia, the state in which Resources and every such material subsidiary are organized. The application filed with the SEC on Form U-1 ("SEC Application"), with exhibits, is attached to the original of this Application as Schedule A and is incorporated in this Application. Because of the size of that document, copies of the exhibits to the SEC Application have not been attached to all of the copies of the SEC Application. Two additional copies of the SEC Application, with exhibits, are being forwarded for filing in this case, and additional copies of the exhibits to the SEC Application will be supplied upon request. The Agreement and Plan of Merger and Reorganization is attached as Exhibit B-1 to the SEC Application. For a description of the present corporate structure of Bluefield Gas and its affiliates and the proposed corporate structure following the merger and reorganization, see Exhibit B-2 to the SEC Application.
            9. The proposed restructuring will be in the public interest because it will create a structure which can more effectively address the increased competition in the energy industry, refocus various utility activities, facilitate selective diversification into nonutility businesses, afford further separation between the utility and nonutility businesses and provide additional flexibility for financing. The two primary reasons for restructuring are to better position Bluefield Gas to deal effectively with the competitive environment developing within the energy industry and to best deploy shareholders' capital both inside and outside of the utility industry. These objectives can most effectively be accomplished through the proposed restructuring, as it provides the necessary flexibility required to meet competitive challenges and to diversify while further insulating the utility business from the risks of the nonutility business by segregating the nonutility businesses into separate corporations that will be direct subsidiaries of the holding company and not of Bluefield Gas. Because nonutility businesses of the holding company will be conducted through separate subsidiaries, any liabilities incurred by those subsidiaries will not constitute liabilities of the utility subsidiaries. The corporate separation also insures that all costs of a particular nonutility subsidiary will be charges to that subsidiary and not allocated to any utility subsidiary. Additional discussion of the reasons for the proposed restructuring and the ways in which the public interest will be served may be found in the SEC Application at Item 1.C. (Purpose and Benefits of the Proposed Merger and Reorganization).
            10. All of the other parties to the Agreement and Plan of Merger and Reorganization qualify as "affiliated Interests" of Bluefield Gas. For the reasons explained in the preceding paragraph and in the SEC Application, the agreement does not adversely affect the public interest.
            11. Upon completion of the proposed restructuring, Roanoke Gas, Diversified, and Resources will each qualify as an "affiliated interest" of Bluefield Gas. Applicants hereby request approval of the following agreements between Bluefield Gas and it's affiliated interests:
               a) Affiliate Agreement Between RGC Resources, Inc. and
                  Bluefield Gas Company that will cover executive, administrative, accounting and other services provided to Bluefield Gas from RGC Resources. A copy is attached hereto as Schedule B.
               b) Affiliate Agreement Between Roanoke Gas Company
                  and Bluefield Gas Company which will cover executive, administrative, accounting, public relations, information systems, data processing services, and other operational services provided by Roanoke Gas to Bluefield Gas and executive, administrative, and operational services provided by Bluefield Gas to Roanoke Gas. A copy is attached hereto as Schedule C.
               c) Affiliate Agreement Between Bluefield Gas Company and
                  Diversified Energy which will cover executive, administrative, accounting, and other operational service by Bluefield Gas to Diversified and executive, administrative, and operational services provided by Diversified to Bluefield Gas. A copy is attached hereto as Schedule D.
            These agreements are in the public interest, both in the aggregate and individually. A copy of each of the foregoing agreements is attached to this Application as indicated above.
            12. The following elements of the proposed restructuring will involve the disposition of control of a utility's assets or securities, and may require Commission approval under W. Va. Code Section 24-2-12.
               a) Bluefield's transfer to Roanoke Gas, by means of a noncash dividend, of all of the outstanding common stock of Commonwealth; and
               b) Roanoke Gas' transfer to Resources, by means of a noncash dividend, of all of the outstanding common stock of Bluefield and Diversified.
            13. As set forth above, all of the transactions involved in the corporate reorganization and the agreements between Bluefield Gas and its affiliates, and the terms and conditions thereof, are reasonable and none of the parties thereto is given an undue advantage over the other. For the reasons previously noted in this Application and related Exhibits, these transactions do not adversely affect the public interest in this State. Further, none of these transactions or affiliate agreements will impair or jeopardize the provision of adequate service to the public at just and reasonable rates. The Applicants hereby petition the Commission for authority to acquire and dispose of control of utility assets or securities, in order to effect the foregoing transactions and the proposed restructuring in whole, pursuant to W. Va. Code Section 24-2-12.

            14. It is the intent and purpose of this Application to secure all authority and approvals required from the Commission under West Virginia law in order to effect the proposed restructuring as described in the SEC Application. Applicant hereby requests that the Commission provide all such authority and approvals.
            WHEREFORE, Applicant respectfully petitions the Commission for all necessary authority, including all necessary consent and approval under W. Va. Code Section 24-2-12, in order to effect the proposed merger and reorganization and to enter into the agreements with affiliate entities.

                             Respectfully submitted,
                              BLUEFIELD GAS COMPANY
                                          By Counsel



s/Michael A. Albert
Michael A. Albert


s/Thomas N. McJunkin
Thomas N. McJunkin

JACKSON & KELLY
1600 Laidley Tower
P. O. Box 553
Charleston, West Virginia  25322

Counsel for Bluefield Gas Company

                                                                    Schedule A


Form U-1 as filed by Roanoke Gas Company and RGC Resources, Inc. with the Securities and Exchange Commission on October 16, 1998.

                                                                    Schedule B

                          AFFILIATE AGREEMENT BETWEEN
                            RGC RESOURCES, INC. AND
                             BLUEFIELD GAS COMPANY


      THIS AFFILIATE AGREEMENT, made and entered into ____________, 1999, by and between RGC RESOURCES, INC., a Virginia corporation (RGC Resources), and BLUEFIELD GAS COMPANY, a West Virginia corporation authorized to do business in Virginia (Bluefield Gas),
                                    WITNESSETH:
      WHEREAS, RGC Resources is a corporation organized and existing under the laws of the state of Virginia,and is an exempt holding company under PUHCA, with its principal place of business located at 519 Kimball Avenue, Roanoke, Virginia 24030, and owns all of the common stock of Bluefield Gas Company; and
      WHEREAS, Bluefield Gas Company is a public service corporation organized to provide natural gas service to customers in Bluefield, West Virginia with its principal place of business located at 4699 East Cumberland Road, P.O. Box 589, Bluefield, West Virginia 24701.
      NOW THERFORE, in consideration of the promises and the mutual covenants herein contained, and subject to the terms and conditions herein contained, Bluefield Gas and RGC Resources agree as follows:
      1. Bluefield Gas may provide administrative and operations services to RGC Resources; and

      2. RGC Resources and Bluefield Gas agree that expenses of RGC Resources incurred by it on behalf of Bluefield Gas will be assigned to Bluefield Gas and recorded in the accounting records of Bluefield Gas; and
      3. RGC Resources and Bluefield Gas agree that expenses of Bluefield Gas incurred by it on behalf of RGC Resources will be assigned to RGC Resources and recorded in the accounting records of RGC Resources; and
      4. Bluefield Gas will pay dividends to RGC Resources based on the dividend policy and capital structure targets set by the Board of Directors of Bluefield Gas Company.
      5. Either party can terminate this Affiliate Agreement with a 60-day notice to the other party and the approval of the Board of Directors of RGC Resources.
      In WITNESS WHEREOF, Bluefield Gas and RGC Resources have caused this Ageement to be duly executed on the day and year first written above.

      RGC RESOURCES, INC.                 BLUEFIELD GAS COMPANY


      By                                  By

      Title                               Title

                                                                    Schedule C

                          AFFILIATE AGREEMENT BETWEEN
                            ROANOKE GAS COMPANY AND
                             BLUEFIELD GAS COMPANY


      THIS AFFILIATE AGREEMENT, made and entered into __________, 1999, by and between ROANOKE GAS COMPANY, a Virginia corporation (Roanoke Gas), and BLUEFIELD GAS COMPANY, a West Virginia corporation (Bluefield Gas),
                                    WITNESSETH:
      WHEREAS, Roanoke Gas Company is a public service corporation organized to provide natural gas service to customers in Roanoke, Virginia and surrounding areas in Virginia with its principal place of business located at 519 Kimball Avenue, Roanoke, Virginia 24030.
      WHEREAS, Bluefield Gas is a public service corporation organized to provide natural gas service to customers in Bluefield, West Virginia with its principal place of business located at 4699 East Cumberland Road, P. O. Box 589, Bluefield, West Virginia 24701.
      NOW THERFORE, in consideration of the promises and the mutual covenants herein contained, and subject to the terms and conditions herein contained, Roanoke Gas and Bluefield Gas agree as follows:
      1. Roanoke Gas will provide executive, administrative, accounting, public relations, information systems, data processing services, and other operational services to Bluefield Gas; and
      2. Bluefield Gas may provide, from time to time, administrative and operational services to Roanoke Gas; and

      3. Roanoke Gas and Bluefield Gas agree that expenses incurred by Roanoke Gas on behalf of Bluefield Gas which are identifiable as directly assignable to Bluefield Gas will be directly assigned to Bluefield Gas in Roanoke Gas and Bluefield Gas accounting records.
      4. Roanoke Gas and Bluefield Gas agree that expenses incurred by Bluefield Gas on behalf of Roanoke Gas which are identifiable as directly assignable to Roanoke Gas will be directly assigned to Roanoke Gas in Bluefield Gas and Roanoke Gas accounting records.
      5. Roanoke Gas and Bluefield Gas agree that expenses incurred by Roanoke Gas on behalf of Bluefield Gas which are not identifiable as directly assigned will be allocated to Bluefield Gas and recorded in the accounting records of Roanoke Gas and Bluefield Gas according to Attachment A of this Agreement.
      6. Roanoke Gas and Bluefield Gas agree that expenses incurred by Bluefield Gas on behalf of Roanoke Gas which are not identifiable as directly assigned will be allocated to Roanoke Gas and recorded in the accounting records of Roanoke Gas and Bluefield Gas according to Attachment A of this Agreement.
      7. Either party can terminate this Affiliate Agreement with a 60-day notice to the other party and the approval of the Board of Directors of RGC Resources.
      In WITNESS WHEREOF, Roanoke Gas and Bluefield Gas have caused this Agreement to be duly executed on the day and year first written above.

      ROANOKE GAS COMPANY                 BLUEFIELD GAS COMPANY


      By                                  By

      Title                               Title

                                                                Attachment A
                                                                Page 1 of 5

                      AFFILIATE TRANSACTIONS ALLOCATIONS


      1. The parties to the attached Affiliates Agreement will individually pay for any directly assigned expenses associated with their operations.

      2. Transmission Plant accounts will be directly assigned to the owner of such assets.

      3. Distribution Plant accounts 374 through 387 will be directly assigned to the owner of such assets. The resulting allocations to each affiliate for accounts 374 through 387 will, in aggregate, in referred to as the Distribution Plant allocation factors.

      4.    LNG plant accounts will be directly assigned to Roanoke Gas Company.

      5. Production Plant accounts will be directly assigned to Roanoke Gas Company.

      6. Other Plant accounts will be directly assigned to the entity that either owns the asset or which causes the cost to be incurred. Jointly owned other plant assets will be allocated to the affiliates based on the overall Distribution Plant allocation factors.

      7. Accumulated Depreciation is unique to each plant account and will follow the assignment to the corresponding plant account.

      8. Materials and Supplies accounts are unique to each plant account and will follow the assignment to the corresponding plant account. Jointly owned materials and supplies will be allocated to the affiliates based on the overall Distribution Plant allocation factor.

      9. Prepaid Gas and Stored Gas accounts will be directly assigned to the affiliate for which the gas is purchased or stored. However, in the case of the former Commonwealth Public Service, the gas delivered to Bluefield will be allocated between Bluefield Gas and the former Commonwealth Public service based on the ratio of billed volumes.

      10. Whenever possible, Working Cash accounts will be directly assigned to each affiliate. Jointly owned working cash which cannot be specifically assigned to an affiliate will be allocated to the affiliates based on the overall Distribution Plant allocation factors.

      11. Deferred Income Tax accounts will be directly assigned to the affiliate that owns the asset or liability from which the deferred income tax amount derives.

                                                                Attachment A
                                                                Page 2 of 5


      12. Deferred Investment Tax accounts will be directly assigned to the affiliate that owns the asset from which the deferred investment tax credit was generated.

      13. Supplier Refund and Deferred Gas accounts will be directly assigned to the affiliate for which the gas is refunded or deferred. However, in the case of the former Commonwealth Public Service, the supplier refunds and deferred gas amounts for Bluefield gas will be allocated to the former Commonwealth Public Service based on the ratio of billed volumes.

      14. Customer Deposit accounts will be directly assigned to each affiliate.

      15. The results of the allocations for item 3 through 15, above result in an Overall Rate Base allocation factor for each of the affiliates.

      16. Gas Cost accounts will be directly assigned to affiliate for which the gas is purchased. However, in the case of the former Commonwealth Public Service, the gas delivered to Bluefield will be allocated between Bluefield Gas and the former Commonwealth Public service based on the ratio of billed volumes.

      17. Transmission Operations and Maintenance Expense accounts will be directly assigned to the affiliate owning the corresponding asset. However, in the case of the former Commonwealth Public Service, Bluefield Gas' transmission operations and maintenance expense accounts will be allocated to the former Commonwealth Public Service based on the ratio of billed volumes.

      18. Distribution Operating Expense accounts will be allocated to affiliates as follows:
                  Account 870 - Supervision and Engineering will be allocated to each affiliate on the basis of exception time reporting.

                  Accounts 871 through 875 - Load Dispatching, Mains and Services Expenses, and Measuring and Regulating Station Expenses will be directly assigned to the owner of the asset for which the expense was incurred.

                  Account 878 - Removing and Setting Meters will be directly assigned to the utility for which the meters were removed or set. However, in the case of the former Commonwealth Public Service, Bluefield Gas account 878 will be allocated to the former Commonwealth Public Service based on meter cost.

                  Account 879 through 881 - Customer Installation Expense, Maps and Records, and Rents will be directly assigned to each affiliate. However, in

                                                                Attachment A
                                                                Page 3 of 5

                  the case of the former Commonwealth Public Service, Bluefield Gas accounts 879 through 881 will be allocated to the former Commonwealth Public Service based on the number of customers.

            The resulting overall Distribution Operating Expense allocations will be known as the Distribution Operating Expense allocation factors.

      19. Distribution Maintenance Expense accounts will be directly assigned to each affiliate for which the expense was incurred. However, in the case of the former Commonwealth Public Service, distribution maintenance expense accounts of Bluefield Gas will be allocated to the former Commonwealth Public Service on the basis of the average distribution plant balances.

      20. LNG Operations and Maintenance Expense accounts will be directly assigned to Roanoke Gas Company.

      21. Production Expense accounts will be directly assigned to Roanoke Gas Company.

      22. Customer Accounts accounts will be allocated to affiliates as follows:
                  Account 901 - Supervision will be allocated to each affiliate on the basis of a time study analysis.

                  Account 902 - Meter Reading will be directly assigned to each affiliate based on the billings received from the meter reading contractor or the direct charge of time spent. Any jointly incurred meter reading expenses will be allocated to the affiliates for which the expenses were incurred based on the number of customers.

                  Accounts 903 and 903.1 - Customer Service Labor and Meals will be allocated to each affiliate on the basis of a time study analysis.

                  Account 903.2 - Credit Investigations will be directly assigned to affiliates for which the investigations were performed. However, in the case of the former Commonwealth Public Service, credit investigations charged to Bluefield Gas will be allocated to the former Commonwealth Public service based on the number of customers.

                  Accounts 903.3 - Non-pay Turnoff Expenses will be directly assigned to each affiliate.

                  Accounts 903.4 - Billing Expenses will be directly assigned to each affiliate based on the charges received from the billing contractor.

                                                                Attachment A
                                                                Page 4 of 5

                  Account 903.5 - Office Expenses will be allocated to each affiliate on the basis of a time study analysis.

                  Accounts 903.6, 903.8, and 904 - Collection Agencies, Collection Expenses, and Uncollectible Accounts unique to each affiliate and will be directly assigned.

                  Account 903.7 - Utilities will be directly assigned for property that is separately owned and used by each affiliate. However, utility expenses for joint use facilities will be allocated to each affiliate based on square footage.

                  Accounts 903.9, and 905 through 910 - Other Expenses, Miscellaneous Expenses, Customer Service Supervision, and Customer Assistance Expense will be allocated to each affiliate on the basis of a time study analysis.

                  Account 911 - Information and Safety Advertising will be directly assigned to each affiliate.

                  Account 912 - Miscellaneous Customer Service Expense will be allocated to each affiliate on the basis of a time study analysis.

      23.   Sales Expenses will be directly assigned to each affiliate.

      24. Administrative and General accounts will be allocated to affiliates as follows:
                  Account 920 - Administrative and General Salaries will be allocated on the basis of exception time reporting or a time study analysis.

                  Account 921.0 and 921.1 - Officer Expenses and Administrative Assistant Expenses will be allocated to affiliates based on exception time reporting or a time study analysis.

                  Account 921.2 - Facility Costs - Operating will be allocated to affiliates on the basis of square footage of space.

                  Account 921.3 - Accounting Expenses will be allocated to affiliates based on a time study.

                  Account 921.7 - Human Resources Expenses will be allocated to affiliates on the basis of employee count.

                                                                Attachment A
                                                                Page 5 of 5

                  Account 921.8 - Information System Expenses will be allocated to affiliates based on a time study analysis.

                  Account 921.9 - Rates and Finance Expenses will be allocated to affiliates based on exception time reporting.

                  Accounts 932.1 and 932.2 - Maintenance of General structures and Improvements and Maintenance of General Plant Office Equipment will be allocated to affiliates on the basis of square footage.

                  Account 923.9 - Professional Services will be directly assigned to affiliates. However, any professional services related to information systems will be allocated on the basis of Account 921.8.

                                                                    Schedule D
                          AFFILIATE AGREEMENT BETWEEN
                           BLUEFIELD GAS COMPANY AND
                          DIVERSIFIED ENERGY COMPANY



            THIS AFFILIATE AGREEMENT, made and entered into __________, 1999, by and between BLUEFIELD GAS COMPANY, a West Virginia corporation (Bluefield
Gas), and DIVERSIFIED ENERGY COMPANY, a Virginia nonutility corporation (Diversified),
                                  WITNESSETH:
            WHEREAS, Bluefield Gas Company is a public service corporation organized to provide natural gas service to customers in Bluefield, West Virginia with its principal place of business located at 4699 East Cumberland Road, P.O. Box 589, Bluefield, West Virginia 24701.
            WHEREAS, Diversified is a nonutility corporation organized to sell energy products and services, primarily propane, in Virginia and West Virginia with its principal place of business located at 519 Kimball Avenue, Roanoke, Virginia 24030.
            NOW THERFORE, in consideration of the promises and the mutual covenants herein contained, and subject to the terms and conditions herein contained, Bluefield Gas and Diversified agree as follows:
            1. Bluefield Gas may provide executive, administrative, accounting, and other operational services to Diversified; and
            2. Diversified may provide, from time to time administrative and operational services to Bluefield Gas; and

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            3. Bluefield Gas and Diversified agree that expenses incurred by
Bluefield Gas on behalf of Diversified which are identifiable as directly assignable to Diversified will be directly assigned to Diversified in Bluefield Gas and Diversified accounting records.
            4. Bluefield Gas and Diversified agree that expenses incurred by Diversified on behalf of Bluefield Gas which are identifiable as directly assignable to Bluefield Gas will be directly assigned to Bluefield Gas in Diversified and Bluefield Gas accounting records.
            5. Bluefield Gas and Diversified agree that expenses incurred by Bluefield Gas on behalf of Diversified which are not identifiable as directly assigned will be allocated to Diversified and recorded in the accounting records of Bluefield Gas and Diversified according to Attachment A of this Agreement.
            6. Bluefield Gas and Diversified agree that expenses incurred by Diversified on behalf of Bluefield Gas which are not identifiable as directly assigned will be allocated to Bluefield Gas and recorded in the accounting records of Bluefield Gas and Diversified according to Attachment A of this Agreement.
            7. Either party can terminate this Affiliate Agreement with a 60-day notice to the other party and the approval of the Board of Directors of RGC Resources.
            In WITNESS WHEREOF, Bluefield Gas and Diversified have caused this Agreement to be duly executed on the day and year first written above.

      BLUEFIELD GAS COMPANY               DIVERSIFIED ENERGY COMPANY


      By                                  By

      Title                               Title

                                      2

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                                                                Attachment A
                                                                Page 1 of 5

                      AFFILIATE TRANSACTIONS ALLOCATIONS


      1. The parties to the attached Affiliates Agreement will individually pay for any directly assigned expenses associated with their operations.

      2. Transmission Plant accounts will be directly assigned to the owner of such assets.

      3. Distribution Plant accounts 374 through 387 will be directly assigned to the owner of such assets. The resulting allocations to each affiliate for accounts 374 through 387 will, in aggregate, in referred to as the Distribution Plant allocation factors.

      4.    LNG plant accounts will be directly assigned to Roanoke Gas Company.

      5. Production Plant accounts will be directly assigned to Roanoke Gas Company.

      6. Other Plant accounts will be directly assigned to the entity that either owns the asset or which causes the cost to be incurred. Jointly owned other plant assets will be allocated to the affiliates based on the overall Distribution Plant allocation factors.

      7. Accumulated Depreciation is unique to each plant account and will follow the assignment to the corresponding plant account.

      8. Materials and Supplies accounts are unique to each plant account and will follow the assignment to the corresponding plant account. Jointly owned materials and supplies will be allocated to the affiliates based on the overall Distribution Plant allocation factor.

      9. Prepaid Gas and Stored Gas accounts will be directly assigned to the affiliate for which the gas is purchased or stored. However, in the case of the former Commonwealth Public Service, the gas delivered to Bluefield will be allocated between Bluefield Gas and the former Commonwealth Public service based on the ratio of billed volumes.

      10. Whenever possible, Working Cash accounts will be directly assigned to each affiliate. Jointly owned working cash which cannot be specifically assigned to an affiliate will be allocated to the affiliates based on the overall Distribution Plant allocation factors.

      11. Deferred Income Tax accounts will be directly assigned to the affiliate that owns the asset or liability from which the deferred income tax amount derives.


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                                                                Attachment A
                                                                Page 2 of 5


      12. Deferred Investment Tax accounts will be directly assigned to the affiliate that owns the asset from which the deferred investment tax credit was generated.

      13. Supplier Refund and Deferred Gas accounts will be directly assigned to the affiliate for which the gas is refunded or deferred. However, in the case of the former Commonwealth Public Service, the supplier refunds and deferred gas amounts for Bluefield gas will be allocated to the former Commonwealth Public Service based on the ratio of billed volumes.

      14. Customer Deposit accounts will be directly assigned to each affiliate.

      15. The results of the allocations for item 3 through 15, above result in an Overall Rate Base allocation factor for each of the affiliates.

      16. Gas Cost accounts will be directly assigned to affiliate for which the gas is purchased. However, in the case of the former Commonwealth Public Service, the gas delivered to Bluefield will be allocated between Bluefield Gas and the former Commonwealth Public service based on the ratio of billed volumes.

      17. Transmission Operations and Maintenance Expense accounts will be directly assigned to the affiliate owning the corresponding asset. However, in the case of the former Commonwealth Public Service, Bluefield Gas' transmission operations and maintenance expense accounts will be allocated to the former Commonwealth Public Service based on the ratio of billed volumes.

      18. Distribution Operating Expense accounts will be allocated to affiliates as follows:
                  Account 870 - Supervision and Engineering will be allocated to each affiliate on the basis of exception time reporting.

                  Accounts 871 through 875 - Load Dispatching, Mains and Services Expenses, and Measuring and Regulating Station Expenses will be directly assigned to the owner of the asset for which the expense was incurred.

                  Account 878 - Removing and Setting Meters will be directly assigned to the utility for which the meters were removed or set. However, in the case of the former Commonwealth Public Service, Bluefield Gas account 878 will be allocated to the former Commonwealth Public Service based on meter cost.

                  Account 879 through 881 - Customer Installation Expense, Maps and Records, and Rents will be directly assigned to each affiliate. However, in


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                                                                Attachment A
                                                                Page 3 of 5

                  the case of the former Commonwealth Public Service, Bluefield Gas accounts 879 through 881 will be allocated to the former Commonwealth Public Service based on the number of customers.

            The resulting overall Distribution Operating Expense allocations will be known as the Distribution Operating Expense allocation factors.

      19. Distribution Maintenance Expense accounts will be directly assigned to each affiliate for which the expense was incurred. However, in the case of the former Commonwealth Public Service, distribution maintenance expense accounts of Bluefield Gas will be allocated to the former Commonwealth Public Service on the basis of the average distribution plant balances.

      20. LNG Operations and Maintenance Expense accounts will be directly assigned to Roanoke Gas Company.

      21. Production Expense accounts will be directly assigned to Roanoke Gas Company.

      22. Customer Accounts accounts will be allocated to affiliates as follows:
                  Account 901 - Supervision will be allocated to each affiliate on the basis of a time study analysis.

                  Account 902 - Meter Reading will be directly assigned to each affiliate based on the billings received from the meter reading contractor or the direct charge of time spent. Any jointly incurred meter reading expenses will be allocated to the affiliates for which the expenses were incurred based on the number of customers.

                  Accounts 903 and 903.1 - Customer Service Labor and Meals will be allocated to each affiliate on the basis of a time study analysis.

                  Account 903.2 - Credit Investigations will be directly assigned to affiliates for which the investigations were performed. However, in the case of the former Commonwealth Public Service, credit investigations charged to Bluefield Gas will be allocated to the former Commonwealth Public service based on the number of customers.

                  Accounts 903.3 - Non-pay Turnoff Expenses will be directly assigned to each affiliate.

                  Accounts 903.4 - Billing Expenses will be directly assigned to each affiliate based on the charges received from the billing contractor.


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                                                                Attachment A
                                                                Page 4 of 5

                  Account 903.5 - Office Expenses will be allocated to each affiliate on the basis of a time study analysis.

                  Accounts 903.6, 903.8, and 904 - Collection Agencies, Collection Expenses, and Uncollectible Accounts unique to each affiliate and will be directly assigned.

                  Account 903.7 - Utilities will be directly assigned for property that is separately owned and used by each affiliate. However, utility expenses for joint use facilities will be allocated to each affiliate based on square footage.

                  Accounts 903.9, and 905 through 910 - Other Expenses, Miscellaneous Expenses, Customer Service Supervision, and Customer Assistance Expense will be allocated to each affiliate on the basis of a time study analysis.

                  Account 911 - Information and Safety Advertising will be directly assigned to each affiliate.

                  Account 912 - Miscellaneous Customer Service Expense will be allocated to each affiliate on the basis of a time study analysis.

      23.   Sales Expenses will be directly assigned to each affiliate.

      24. Administrative and General accounts will be allocated to affiliates as follows:
                  Account 920 - Administrative and General Salaries will be allocated on the basis of exception time reporting or a time study analysis.

                  Account 921.0 and 921.1 - Officer Expenses and Administrative Assistant Expenses will be allocated to affiliates based on exception time reporting or a time study analysis.

                  Account 921.2 - Facility Costs - Operating will be allocated to affiliates on the basis of square footage of space.

                  Account 921.3 - Accounting Expenses will be allocated to affiliates based on a time study.

                  Account 921.7 - Human Resources Expenses will be allocated to affiliates on the basis of employee count.



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                                                                Attachment A
                                                                Page 5 of 5
                  Account 921.8 - Information System Expenses will be allocated to affiliates based on a time study analysis.

                  Account 921.9 - Rates and Finance Expenses will be allocated to affiliates based on exception time reporting.

                  Accounts 932.1 and 932.2 - Maintenance of General structures and Improvements and Maintenance of General Plant Office Equipment will be allocated to affiliates on the basis of square footage.

                  Account 923.9 - Professional Services will be directly assigned to affiliates. However, any professional services related to information systems will be allocated on the basis of Account 921.8.
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